What is possible?

Parker



A Century of Flight

Parker proudly commemorates the 75th anniversary of Charles Lindbergh's Atlantic crossing and the centennial of powered flight in 2003. As one of the original aviation industry suppliers, we celebrate the spirit of adventure and achievement of aviation's pioneers, as well as those who make flight possible today. Inspired by the will to explore and connect people of all cultures, this great legacy can never be diminished. As a partner in Aviation Week's Next Century of Flight, we've established a scholarship endowment for students of aerospace engineering, and we're supporting events during the year to remind people everywhere that the promise of human achievement is continually expanded by people of courage and passion who aspire to achieve what they dream possible.

Parker is the leader in a global motion and control industry. *We own 14 percent of a market estimated at $50 billion. There is plenty of opportunity ahead.*

Our value in the real economy: *helping the world work in new and better ways; mission-critical to transport, technology, production and services.*

Our most valuable asset: *the breadth of knowledge we possess about motion and control. Smart engineering and an unrivaled breadth of products to make great things possible.*

Our greatest potential: *Total Parker Systems, defined as the entire universe of products and value-added services we and our Parker distributors have to offer, far beyond components.*



Anything Possible,





The Year In Review

For the years ended June 30,	2002	2001	2000
(in thousands, except per share data)			
OPERATING DATA			
Net sales	$ 6,149,122	$ 5,979,604	$ 5,385,618
Gross profit	1,032,552	1,251,448	1,198,768
Net income	130,150	340,792	368,232
Net cash provided by operating activities	631,046	532,165	538,040
Net cash (used in) investing activities	(608,718)	(819,828)	(579,709)
Net cash (used in) provided by financing activities	(877)	244,137	80,860
PER SHARE DATA			
Diluted earnings per share	$ 1.12	$ 2.96	$ 3.31
Dividends	.72	.70	.68
Book value	22.26	21.99	20.31
RATIOS			
Return on sales	2.1%	5.7%	6.8%
Return on average assets	2.3	6.8	8.8
Return on average equity	5.1	14.1	17.7
Debt to debt-equity	36.8	35.7	31.0
OTHER			
Number of shareholders	53,001	50,731	47,671
Number of employees	48,176	46,302	43,895

Net Sales
Millions of Dollars



6000
5000
4000
3000
2000
1000
97 98 99 00 01 02

Gross Profit
Millions of Dollars



1500
1250
1000
750
500
250
97 98 99 00 01 02

Net Income
Millions of Dollars



420
350
280
210
140
70
97 98 99 00 01 02

Cash Flows From Operating Activities
Millions of Dollars



600
500
400
300
200
100
97 98 99 00 01 02

To Our Shareholders

Throughout Parker's history, through the best and worst of times, our leaders believed anything was possible. When Arthur Parker lost his startup company's entire inventory (and with it his life's savings) over the eroded edge of a mountain roadway, he resolved to start over again. When the idea of transatlantic flight was considered foolhardy, Parker developed the first leak-free fuel system and hydraulic mechanisms to make it a reality.

Looking forward to the year in which we'll mark the centennial of manned flight, ***we like the possibilities*** *we see. Certainly, with all of the turmoil of the past year, we endured the worst industrial recession any of us has seen in decades. We took all of the necessary short-term actions to get through it and* ***emerge stronger****.*


Profitable
Growth

Parker President and CEO Don Washkewicz (left) with Chairman of the Board Duane Collins.

At this writing, we are approaching an important launch point – a position from which we are ***sustaining our future, and long-term growth:*** *Building on our vision to be the premier provider of motion and control systems that improve the quality and standard of living, we have the plan and the passion to make this good company great.*

The Win Strategy *is our company-wide effort to raise the industry standard of premier customer service; to achieve the highest-caliber financial performance; and to increase profitable growth to serve the interests of our customers, shareholders and employees.*

In this strategy we are doing some things differently, and asking our employees to see themselves in the context of the greater company. We are aligning teams according to markets, ***unifying every strength we possess*** *to meet the needs of our customers and outpace competitors.*

Redefining Premier in Customer Service through **Innovation**

We are applying unique motion-control engineering competencies to develop new products and process designs, all with the aim of exceeding customers' expectations by making their applications work faster, cleaner, safer, smaller, quieter, and more efficiently. Examples of these innovations are referenced throughout this report, from patented new technologies to thoroughly integrated systems.

Systems and total Parker solutions: *We are doing more for our customers than ever before, bringing the full extent of our product breadth, application engineers and technical services. Beyond components, we're now designing and delivering integrated motion-control systems for airplanes, mobile equipment, manufacturing and refrigeration. From concept through field test, this is about achieving win-win customer partnerships, and ensuring our market value.*

Value-added services: *We continue to offer extra value and convenience via service centers and distributors offering training, inventory management, kitting, field maintenance and Parker stores, now numbering 400 worldwide. To this extent, our products and support services are available everywhere, by every means possible.*

E-business: *Our PHconnect portal is up and running with more than 2,500 users, giving our customers, distributors and suppliers the advantage of speed and seamless transactions. And it's integrated with our back-office systems to increase efficiencies from order management to fulfillment.*

Accelerating Financial **Performance**

Our principal financial objectives are to maintain a healthy "above-line" return on net assets exceeding the cost of capital, and to achieve a significant, sustainable improvement in our operating profit.

As last year's results reflect, it's difficult to meet these marks during a downturn, especially if we simply continue to do what we've always done before. To perform better through future economic valleys, we're doing some things differently to strengthen our supply chain at each critical point:

Strategic procurement: *We're establishing competitive, long-term contracts with our suppliers to collaborate more closely with them in product development and achieve ongoing continuous improvement in our partnerships. As a result, we're leveraging our combined efforts and bringing millions of dollars in annual savings to the bottom line.*



Lean: *At Parker, our brand of "lean" is more than a manufacturing philosophy; it's an innovation in the way we do things, assuming everything can be done better, and engaging every member of the team in the improvement process. Looking at the early results, we see plenty of opportunity to take time, cost and inventory out of our work, all while improving customer service.*

Strategic pricing: *Applying a high degree of analysis and discipline, we're working on partnerships to align pricing with market strengths and volumes. The result is greater market-based pricing integrity, and value calibrated to our competencies and customer priorities.*

FY02 Parker Top Markets underscore Parker's diversity, 20 of which are labeled here.

Trans Equip	Aero/Comm Trans	Aero/Commuter	Oil & Gas
Const Mach	Metal fab & mach	Ind Supply Whlsale	Aero/Military Heli
Gen Ind Mach	Ag/Farm Mach	Aero Military Fghtrs	Elect, Comput & Telecom
HD Ind Trucks	Aircraft Eng/Comm	Aero BizJet Gen Avtn	Aircraft Eng/Military
Motor Veh Equip	Ind & Comm Mach	Machine Tool	Petrochem

Driving for Profitable **Growth**



Leading market share: *We are positioning Parker to be the number-one or number-two player in every market we serve, gaining market share as a full-line supplier offering everything our customers need, everywhere they need us to be.*

Developing the business: *Every R&D investment, acquisition, geographic expansion and market entry we make must support our position as the leading, full-line supplier of motion and control products, systems and knowledge. Last year, we funded 150 development projects and garnered big wins supplying systems to mobile and aerospace customers. Among them, we won a major contract to design and produce fuel, engine and flight control systems for the Lockheed Martin Joint Strike Fighter. This program alone is worth about $5 billion in original-equipment revenues with greater potential in the aftermarket to Parker.*

Strategic acquisitions *added more than $737 million in revenues and $22 million in operating earnings last year, while we paid an average of 65 cents for every dollar of sales. We welcomed:*

- *Chelsea power take-offs in hydraulics*
- *Dayco industrial hose*
- *IPS automation framing systems*
- *Atenas climate systems in Brazil*
- *Air conditioning & refrigeration systems*
- *Italian hose manufacturer ITR*
- *Farr engine filtration*

We also created strategic alliances offering global marketing and development synergies, including Animatics integrated motor control; Myotoku/Convum vacuum-technology; and Taiyo actuation.

We've made the transition from a machine-components supplier to the leading player in a global motion-control industry. In challenges met and successes won, we are most thankful for the enduring support of our customers, employees and shareholders.

Our most important job is the care and keeping of your trust. *Well-grounded in the stick-to-it resolve of our founding family, Parker remains an organization driven to improve itself, and focused on serving the interests of society in the way we know best: Smart engineering in motion and control; helping our customers achieve great and ordinary things.*

We have a specific strategy to win, and we are executing it with accountability, measuring ourselves on a common scorecard, and challenging ourselves to achieve our greatest potential. We have the conviction and commitment to execute this plan. We believe Parker's best years are in front of us. So you have our promise: Anything possible.


Parker's Win Strategy
Vision
The #1 Motion & Control Company
Goals
#1 Premier Customer Service
Financial Performance
Profitable Growth
STRATEGIES
Delivery of Quality Parts on Time
Value Added Services
Innovative Products
Systems Solutions
Strong Distribution
Parker
Empowered Employees

Donald E. Washkewicz
President and Chief Executive Officer

Duane E. Collins
Chairman of the Board

September 10, 2002

It has been 30 years since the first international conference on the environment.

And global policy is just getting started, promoting sustainable development for land and forests. Among critical needs are renewable water sources, preservation of marine environments, and clean-air initiatives. Each is an opportunity for Parker's support.

Cleaner Environment







Earth-friendly temperature control. Parker climate systems harness the earth's geothermal energy to keep indoor climates comfortable year-round. With so many advances in efficient, clean-fuel technology, our connectors, filters and controls help make the air we share cleaner.



Keep Your Motor Runnin'. When Harley enthusiasts head out on the highway, Parker's along for the ride. Harley fuel, engine and suspension systems rely on Parker for the most efficient operation.



Watercraft cleanup. When pleasure boats pull into port, Parker filtration systems scrub the generator exhaust, removing noxious contaminants from the marina's air and water.



Fuel cells on call. Generating clean, quiet backup power for office and residential communities, the latest fuel-cell advances use Parker integrated systems of connectors, filters, pumps and seals to manage the hydrogen flow and extract heat and electricity.



In practice, technology reduces error and advances development, so medical students can apply skills on a Human Patient Simulator we bring to "life". By 2020, homes will be programmed to serve individual preferences; and accidents averted by smart cars. All requiring Parker for countless chips, circuits and controllers.

Smarter Systems


McNeilus
2
MIN BREW PM
12:54.
AUTO

Every pound of refuse. Today's automated refuse-handling vehicles allow one operator to do the work of three, for faster, more accurate service. Our mobile-system solution combines hydraulic muscle with electronic controls to power this side loader for speed, safety and simplicity, including the garbage bill, charged by the pound.

On-command appliances. From the digital assistant in the palm of your hand, brew coffee or run other chip-savvy gadgets equipped for wireless control. With instrumentation, filtration, seals and automation for semiconductor and wireless applications, we love smart stuff!

Intelli'bot. Where professional wrestling and the science fair collide, creators of the ultimate robot-warriors win with Parker at the controls. Our Intelligent Series motors integrate high-precision positioning with remote control for a lean, mean, machine -- in battle and industrial automation alike.

Low-sodium. Using electronic controls and hydraulics from Parker, these highway-spreader trucks read road conditions and dispense just the right mix for the surface type, temperature, precipitation and grade.



Regardless of the job, Parker helps make safer working conditions:

Clean, cool air in the workspace; precise and predictable machinery; high-pressure connections; protective seals; and quieter operation. In every case, our aim is to help the customer's application work better, and added safety and improved productivity are the best reasons.

Safer Work


CATE

Performance, safety and reliability Raising the ladder, controlling on-board temperature, plumbing the hydraulics and ensuring oxygen flow are jobs performed by Parker system Our finest moments are serving the true heroes in rescue and recovery.

Refresh and Recharge. Parker keeps athletes cool on the sidelines. Our quick-connect coupler, attached to a tubing assembly, pumps cool air into the players' jerseys, helping to keep their body temperature at a safe level throughout the game.

A smooth ride. Parker's custom application for tractor seats takes the bump out of the ride, reducing vibration and the impact of uneven terrain on tractor operators.



Inside safer tires. Parker filtration systems use fiberglass membrane technology to provide nitrogen gas separation used in hard-working tires. When filled with pure nitrogen, aircraft and vehicle tires perform better and last longer.



From entertainment to enterprise, a faster finish saves valuable time.

That demands precision engineering, since speed without control is a dangerous combination. For every action and reaction, Parker makes motion, flight, pressure, temperature, flow and control an easy companion to the fastest-paced work.

Faster Technology



Built for speed. Lap for lap on the NASCAR circuit, Parker hoses and fittings manage fuel and air flows in the most extreme stress and temperature conditions.

Making Medicine. With absolute precision in fast placement, Parker automation's positioning and dispensing systems are advancing chemical analysis to bring new medicines to market. This enhances timeliness and quality control.

Supersonic. Lockheed's F-35 Joint Strike Fighter is expected to take flight in 2008 as the premier air power of the U.S. and United Kingdom. Parker will design and produce the entire fuel system and all primary flight control actuators on the fighter jet, as well as engine controls and accessories.

Cool and calculating. With Parker Macrospray® technology keeping circuits at constant temperatures required for warp-speed calculation, the world's fastest supercomputers work nonstop on the most complex issues of security, health and science.

What sets Parker apart.

For customers demanding engineering support and greater value from fewer suppliers, Parker today brings complete system solutions, one-stop shopping, a single order-entry point and the most widely available global service. To achieve this, we reorganized our group sales force structure in Europe to create market-focused teams that know the customer's application and can offer all of Parker's products and systems. Our distinction is offering the most in-depth knowledge, broadest product lines and most innovative technologies available in motion and control. Combine that with an ever-expanding array of value-added services -- including design and modeling support, customized kits, inventory management, field service, retail outlets and e-commerce -- and you understand how we've positioned ourselves for breakaway growth. Innovation, systems and value-added are ways we're delivering on our promise: Anything possible.

Innovation: New Products

All in one. *Parker's patented V118/V110 Filtration/Oil Cooler Module integrates 17 functions into one module and is the first of its kind in North America. It's an oil filter, fuel filter, and oil cooler all in one. The application: V8 diesel engines used in Ford pickups and medium-duty trucks and buses. Newer versions are being built for smaller pickups and delivery trucks. The biggest customer benefit: one purchase; one mounting; one supplier.*



Filtration/Oil Cooler Module

The ultimate ride. *The Segway Human Transporter is the first self-balancing, electric-powered mobilizer of its kind. It works intuitively, controlled via a Parker-created seal-actuation base that allows the operator to rise up on two wheels without tipping. Efficient, clean and cool enough to appear on "Frasier," look for the Segway in distribution, factory and patrol applications.*



Segway Human Transporter



Seal-Actuation Device

The world standard in "cool." *Parker's new solenoid refrigeration control valves set a higher industry standard for commercial refrigeration in retail outlets, restaurants and distribution operations. With a common global design, these valves deliver life-long performance far beyond other refrigeration lines. By adopting technology used in our industrial valves, these are the most durable, reliable refrigeration valves on the planet, introduced this year by Parker to increase our share of the world market.*





Refrigeration Solenoid Control

Solutions: Total Parker Systems



IQAN Mini Display Module

A breakthrough systems application. *"From design to product in under a year." That's the deadline our customer set to introduce what's arguably the smartest refuse vehicle around. Parker delivered the total package of system engineering and the breadth of products to make the truck's loading systems easy to operate. Today, the automated side loader is up and running, featuring a complete Parker hydraulic system, with our unique IQAN controls, enabling one operator to collect, weigh and distribute every load with improved agility, speed and safety.*

Parker system, stat! *When a medical instruments company was looking for an expert to re-engineer its hydraulic mechanism for a line of hospital gurneys, it called on Parker to eliminate leakage problems, reduce costs and improve performance. The diagnosis for the application, which relies on a hydraulic foot pump to raise and lower the bed, was revived with a Parker system solution. Parker engineers created a simpler design that's easier to build and maintain, using our pumps, cylinders, hoses and fittings to build a bed with greater reliability and smoother operation.*



Number of Parker Stores Worldwide by Region


450
400
350
300
250
200
150
100
50
0
1998
1999
2000
2001
2002
Asia
S. America
Europe
N. America

PHconnect - Number of Partnerships


5000
4000
3000
2000
1000
0
FY01
FY02
FY03

Value-Added Service


Your Equipment and Tool Rental Destination

Convenience is key. *Parker Stores give our customers a convenient place to go when they need hose and fittings inventory or expert engineering advice on how to "plumb" a system. Today, we have more than 400 stores worldwide, and we're adding new locations monthly. And new this year, we introduced Rental Station service for do-it-yourself customers to make hose assemblies using rented Parker tools and equipment, reducing maintenance costs and downtime.*

E-business for easier transactions. *Today, nearly 50 percent of our orders are received electronically. To handle this volume, we have an extensive electronic enterprise architecture that links our customers and distributors to our back office systems where they can place orders; check order status, global inventory availability, and account status; or request a quote. To make ordering from multiple divisions across the company easier, our PHconnect e-business portal presents users with a common interface and a seamless way of doing business with Parker. This year, we added suppliers to our list of more than 2,500 partners using PHconnect, and we plan to double that number in fiscal year 2003.*



Michael J. Hiemstra
Executive Vice President - Finance & Administration and Chief Financial Officer

Focus on Financial Performance

Record cash from operations. *Throughout the course of a tough recession year, we worked to strengthen long-term profitability and near-term cash flow. In fact, we generated a record $631 million in cash from operations.*

Realigned operations. *In a global realignment, we consolidated, exited and sold excess assets. Specific actions and effects include:*

- ***50 fewer facilities, vacating 1.7 million square feet;***
- ***Low-cost production in Eastern Europe, Mexico and Asia;***
- ***Sold non-core units: Metal Forming and Wynn Warranty.***

Operating Cash Per Share


6.00
5.00
4.00
3.00
2.00
1.00
0
1998
1999
2000
2001
2002

·*Cash from operations divided by average diluted shares outstanding*

Strategic Procurement Progress


Cumulative Annualized Savings on Awards
Number of Long Term Agreements
FY00
FY01
Jul01
Jul02

Since launching its procurement initiative last year, Parker has secured substantial savings that will be realized from a growing number of long-term agreements the company has signed with strategic suppliers.

Implementing Lean *at Parker means eliminating waste in everything we do, allowing us to achieve more with less. Among our lean results during the year:*

- ***Capital expenditures cut 38 percent, or $128 million;***
- ***Inventory reductions totaling $85 million, or 27 days' supply, excluding new acquisitions;***
- ***Inventory controls that curtailed earnings freed up cash for growth investments and financial strength.***

Lean success stories were reported throughout the company, around the world. For example, a U.S.-based Gas Turbine Fuel Systems team cut its lead time to four weeks from 16; increased inventory turns from 1.3 to 8.1; and improved customer service, topping a 93-percent rate of on-time delivery with a 98-percent performance. Another division in England slashed its three-week lead time to six days; increased inventory turns from 3 to 14; and improved production flow to make 20 percent more space available to serve future demand. And in Mexico, a connectors team cut its lead time in half; more than doubled inventory turns; and improved delivery performance by 25 percent.

Initiating strategic procurement *is a key part of our Win Strategy and is essential to achieving our financial performance and growth goals. That means it's more than simply a good purchasing idea; it's critical to Parker's future. In May 2001, we defined a new approach to global procurement to help us manage our supply chain strategically. We challenged ourselves to identify and partner with key suppliers, and to employ just-in-time inventory for everything we buy, to make the most of our $3 billion annual expenditure for purchased goods and services. As you can see from the chart on the left, we're achieving real results.*

Financial Review

Five-Year Compound Sales Growth
— *Goal: 10%*



15.0%
10.0%
5.0%
98 99 00 01 02

Return on Sales
— *Goal: 6.0%*



9.0%
6.0%
3.0%
98 99 00 01 02

Return on Average Assets
— *Goal: 7.2%*



12.0%
8.0%
4.0%
98 99 00 01 02

Return on Average Equity
— *Goal: 15.0%*



24.0%
16.0%
8.0%
98 99 00 01 02

Dividend Payout Ratio
— *Goal: 25%*



75.0%
50.0%
25.0%
98 99 00 01 02

Report of Management

The Company's management is responsible for the integrity and accuracy of the financial information contained in this annual report. Management believes that the financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America appropriate in the circumstances and that the other information in this annual report is consistent with those statements. In preparing the financial statements, management makes informed judgments and estimates where necessary to reflect the expected effects of events and transactions that have not been completed.

Management is also responsible for maintaining an internal control system designed to provide reasonable assurance at reasonable cost that assets are safeguarded against loss or unauthorized use and that financial records are adequate and can be relied upon to produce financial statements in accordance with accounting principles generally accepted in the United States of America. The system is supported by written policies and guidelines, by careful selection and training of financial management personnel and by an internal audit staff which coordinates its activities with the Company's independent accountants. To foster a strong ethical climate, the Parker Hannifin Code of Ethics, which is publicized throughout the Company, addresses, among other things, compliance with all laws and accuracy and integrity of books and records. The Company maintains a systematic program to assess compliance.

PricewaterhouseCoopers LLP, independent accountants, is retained to conduct an audit of Parker Hannifin's consolidated financial statements in accordance with auditing standards generally accepted in the United States of America and to provide an independent assessment that helps ensure fair presentation of the Company's consolidated financial position, results of operations and cash flows.

The Audit Committee of the Board of Directors is composed entirely of independent outside directors. The Committee meets periodically with management, internal auditors and the independent accountants to discuss internal accounting controls and the quality of financial reporting. Financial management, as well as the internal auditors and the independent accountants, have full and free access to the Audit Committee.

Donald E. Washkewicz,
President and
Chief Executive Officer

Michael J. Hiemstra,
Executive Vice President –
Finance and Administration
and Chief Financial Officer

Management's discussion and analysis is designed to provide the reader of the financial statements a narrative summary of the Company's results of operations and financial condition. The discussion below is structured to separately discuss each of the financial statements presented on pages 24 to 27. All year references are to fiscal years.

Discussion of Consolidated Statement of Income

The Consolidated Statement of Income summarizes the Company's operating performance over the last three fiscal years.

Net Sales of $6.15 billion for 2002 were 2.8 percent higher than the $5.98 billion for 2001. Without acquisitions completed in 2002, net sales declined 9.5 percent from 2001 reflecting the lower demand experienced across all of the Company's operations during 2002 except in the Other Segment where sales grew a modest 1.0 percent. The lower demand in 2002 resulted from recessionary business conditions that were present throughout the year. In the Industrial North American operations, lower demand was experienced across most markets, most notably in semi-conductor manufacturing, heavy-duty trucks and factory automation. Sales in the Industrial International operations were lower across all businesses in Europe, Latin America and the Asia Pacific region. Currency rate changes reduced volume increases within the Industrial International operations by $26.7 million. The Aerospace operations experienced lower demand in the commercial original equipment and aftermarket businesses.

Net Sales of $5.98 billion for 2001 were 11.0 percent higher than the $5.39 billion for 2000. Acquisitions completed in 2001 accounted for all of the increase. Without acquisitions, the Industrial North American operations experienced lower demand within most of their markets, particularly in heavy-duty trucks, factory automation and machine tools. The Aerospace operations experienced an increase in demand for regional jets as well as an increase in commercial aircraft build rates. The Industrial International operations experienced higher volume across all businesses in Europe, Latin America and the Asia Pacific region. Currency rate changes reduced volume increases within the Industrial International operations by $144.0 million.

The Company expects volume in the North American and European Industrial operations to remain essentially at the same level experienced at the end of 2002 through the first half of fiscal 2003 with modest improvement in volume and profit anticipated in the second half of fiscal 2003. Sales and profits in the Asia Pacific region are anticipated to grow as business conditions improve and the Company continues its efforts to expand its presence in this region. In Latin America, sales and profits are anticipated to improve modestly; however the economic uncertainty in this region, particularly in Argentina and Brazil, may temper the extent of the growth. The Aerospace operations expect the commercial OEM and aftermarket businesses to be depressed throughout 2003. The defense business is projected to remain relatively constant. In 2003 the Company anticipates recognizing an additional $23.0 million in business realignment costs, primarily related to the Industrial Segment operations. These costs will be incurred as a result of additional actions expected to take place in 2003 to finalize business realignment plans commenced in 2002.

Gross profit margin as a percent of sales was 16.8 percent in 2002 compared to 20.9 percent in 2001 and 22.3 percent in 2000. The lower margins in 2002 reflect lower sales volume experienced across all of the Company's operations and a reduction in inventories in the Industrial operations, resulting in the underabsorption of manufacturing costs, as well as the effect of business realignment costs (see pages 19 to 21 for further discussion).

The lower margins in 2001 reflected lower volume experienced in the Industrial North American operations, offset by strength experienced in the Aerospace operations, as well as the effect of business realignment charges.

Selling, general and administrative expenses as a percent of sales decreased to 11.2 percent, from 11.4 percent in 2001, and increased from 10.7 percent in 2000. Effective July 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" and ceased amortizing goodwill as of that date. Excluding goodwill amortization, selling, general and administrative expenses as a percent of sales would have been 10.4 percent in 2001 and 10.0 percent in 2000. Excluding goodwill amortization, the increase in selling, general and administrative expenses as a percent of sales in 2002 is a result of lower sales volume as well as business realignment charges and an equity investment adjustment recorded in 2002 (see Notes 3 and 1 on pages 30 and 28, respectively, for further discussion).

Goodwill impairment loss of $39.5 million resulted from the Company's goodwill impairment tests required to be performed under the provisions of SFAS No. 142. See Note 7 on page 32 for further discussion.

Interest expense decreased by $7.9 million in 2002 after an increase of $31.2 million in 2001. The decrease in 2002 was primarily due to lower weighted-average interest rates. The increase in 2001 was due to increased borrowings to complete acquisitions.

Interest and other (income), net was $2.5 million in 2002 compared to $4.8 million in 2001 and $4.1 million in 2000. Fiscal 2001 includes a $3.7 million gain on the sale of marketable equity securities and $3.0 million of business realignment charges.

Loss (gain) on disposal of assets was an $8.5 million loss in 2002, a $47.7 million gain in 2001 and a $5.6 million loss in 2000. The loss in 2002 includes $9.4 million of certain asset impairments (see Note 3 on page 30 for further discussion) offset by a $4.5 million gain on business divestitures. The gain in 2001 included a gain on the sale of real property offset by certain asset impairments (see Note 3 on page 30 for further discussion). The loss in 2000 included $8.4 million of business realignment charges offset by $6.4 million of income realized on the sale of real property.

Income taxes increased to an effective rate of 40.3 percent in 2002, compared to 35.5 percent in 2001 and 34.5 percent in 2000. The increase in the rate from 2001 to 2002 was primarily due to the nondeductibility of a substantial portion of the goodwill impairment loss and the equity investment adjustment. The increase in the rate from 2000 to 2001 was primarily the result of the nondeductibility of goodwill acquired in recent acquisitions.

Extraordinary item - extinguishment of debt – In February 2001 the Company redeemed all of its outstanding $100 million, 9.75 percent debentures due 2002-2021.

Net income of $130.2 million for 2002 was 61.8 percent lower than 2001. Net income of $340.8 million for 2001 was 7.5 percent lower than 2000. Net income as a percentage of sales was 2.1 percent in 2002, compared to 5.7 percent in 2001 and 6.8 percent in 2000. In addition to the individual income statement items discussed above, net income in 2002 was adversely effected by an additional expense of approximately $23.5 million related to domestic qualified defined benefit plans. The increase in expense associated with the Company's domestic qualified defined benefit plans results from a lower market value of plan assets. Net income in 2003 is expected to be adversely effected by an additional $23.0 million over the 2002 expense for domestic qualified defined benefit plans.

Other comprehensive income (loss) – Items included in other comprehensive income (loss) include gains and losses that under generally accepted accounting principles are recorded directly into stockholders' equity. The Company's items of comprehensive income (loss) include foreign currency translation adjustments, unrealized gains or losses on marketable equity securities and in 2002 included a minimum pension liability. The effect of currency rate changes resulted in an increase in shareholders' equity of $69.7 million in 2002 compared to decreases of $89.7 million and $32.6 million in 2001 and 2000, respectively. The change in 2002 resulted primarily from a weaker U.S. dollar against the Euro. In 2002 a minimum pension liability of $172.3 million ($107.6 million after-tax) was recorded in comprehensive income in accordance with the requirements of SFAS No. 87 (see Note 10 on page 34 for further discussion).

Discussion of Business Segment Information

The Business Segment information presents sales, operating income and assets on a basis that is consistent with the manner in which the Company's various businesses are managed for internal review and decision-making. See Note 1 on page 28 for a description of the Company's reportable business segments.

Industrial Segment

	2002	2001	2000
Operating income as a percent of sales	**4.8%**	9.8%	12.7%
Return on average assets	**5.3%**	12.9%	17.7%

Sales for the Industrial North American operations were $2.79 billion in 2002, a 5.1 percent decline from 2001, following an increase in 2001 of 18.3 percent over 2000. Without acquisitions, 2002 sales would have declined 15.4 percent from 2001 and 2001 sales would have declined 8.1 percent from 2000. Without acquisitions, sales in 2002 reflect the continuation of the lower demand that began in 2001 in virtually all markets. Markets affected more than others in 2002 included semi-conductor manufacturing, telecommunications, heavy-duty trucks and factory automation. Sales in 2001 reflect lower demand within most of the Industrial North American markets, particularly in the heavy-duty trucks, agriculture, factory automation and machine tool markets. However, some overall growth was experienced in the semi-conductor manufacturing, oil and gas and petrochemical markets.

Industrial International sales in 2002 remained unchanged from 2001 at $1.28 billion, following an increase of 8.5 percent in 2001 over 2000. Without acquisitions, 2002 sales would have declined 7.0 percent from 2001 and 2001 sales would have remained unchanged from 2000. Currency rates negatively impacted sales in 2002 by $26.7 million and $144.0 million in 2001. Without the effect of acquisitions and currency rates, sales declined in 2002 as a result of lower volume experienced across virtually all of the Industrial International businesses in Europe and the semi-conductor manufacturing businesses in the Asia Pacific region. The increase in sales in 2001 reflects higher volume in virtually all businesses in Europe, the Asia Pacific region and Latin America.

Industrial North American operating income was $141.3 million, a decline of 56.2 percent from 2001, following a decline in 2001 of 14.9 percent from 2000. Income from operations as a percent of sales was 5.1 percent in 2002 compared to 11.0 percent in 2001 and 15.3 percent in 2000. Operating income in 2002 and 2001 included $8.9 million and $13.2 million, respectively, in business realignment charges taken in response to current economic conditions. The business realignment charges consisted primarily of severance costs. Operating income in 2001 and 2000 included goodwill amortization of $31.1 million and $11.2 million, respectively. Excluding the business realignment charges and goodwill amortization, income from operations as a percent of sales was 5.4 percent in 2002 compared to 12.5 percent in 2001 and 15.7 percent in 2000. Margins in 2002 were adversely affected by manufacturing inefficiencies and the excess capacity resulting from the lower sales volume experienced across virtually all markets, with a significant decline in sales volume experienced by historically higher margin businesses. The lower margins in 2001 reflected lower demand, which resulted in the underabsorption of overhead costs, as well as pricing pressure experienced throughout most of the Industrial North American markets. Current year acquisitions, not yet fully integrated, also negatively impacted margins in both 2002 and 2001.

Industrial International operating income was $55.7 million, a decline of 39.8 percent from 2001, following an increase of 9.8 percent in 2001 from 2000. Income from operations as a percent of sales was 4.4 percent in 2002 compared to 7.3 percent in 2001 and 7.2 percent in 2000. Operating income in 2002 and 2001 included $9.7 million and $5.9 million, respectively, of business realignment charges that were taken primarily to appropriately structure the European operations. Also included in 2002 income from operations is a $5.0 million charge related to an equity investment in a publicly traded Japanese company with whom the Company has established an alliance. Operating income in 2001 and 2000 included goodwill amortization of $12.4 million and $11.3 million, respectively. Excluding the business realignment charges, the equity investment adjustment and goodwill amortization, income from operations as a percent of sales was 5.5 percent in 2002 compared to 8.7 percent in 2001 and 8.1 percent in 2000. In 2002 lower margins were earned across most businesses in Europe and the Asia Pacific region due to the lower sales volume and the resulting underabsorption of overhead costs. The higher margins in 2001 were the result of the higher volume and better capacity utilization experienced across most International businesses partially offset by lower margins contributed by recent acquisitions, not yet fully integrated.

Industrial Segment order rates were sequentially lower from 2001 levels in virtually all markets. The Company expects order entry levels in the Industrial North American operations to be relatively flat in the first half of fiscal 2003 with a pronounced increase in order rates anticipated to occur in the second half of fiscal 2003. The improvement in order rates is expected to occur in the semi-conductor manufacturing, agriculture, construction, heavy-duty trucks and machine tool markets. Industrial European operations in 2003 are anticipated to track closely with the Industrial North American operations with improvements in profitability stemming from the business realignment actions taken in 2002. The Asia Pacific region and Latin American operations are expected to continue to improve as the Company continues to expand its operations into these markets. The Latin American and Asia Pacific markets expected to improve in 2003 include semi-conductor manufacturing, machine tools, construction and petrochemical. The extent of any improvement in Latin America will be affected by the economic uncertainties in Argentina and Brazil. The Company expects to record additional business realignment costs of approximately $23.0 million in 2003 as part of the finalization of the realignment actions commenced in 2002.

Backlog for the Industrial Segment was $688.8 million at June 30, 2002, compared to $667.9 million at the end of 2001 and $650.8 million at the end of 2000. The increase in backlog from 2001 to 2002 is attributable to acquisitions partially offset by lower order rates experienced across most Industrial markets throughout 2002. The modest increase in backlog in 2001 was due primarily to acquisitions.

Assets for the Industrial Segment increased 11.5 percent in 2002 after an increase of 22.1 percent in 2001. A decrease in property plant and equipment resulting from depreciation exceeding capital expenditures and a reduction of inventory in response to lower product demand was more than offset by the addition of assets from acquisitions and the effect of currency fluctuations. The increase in 2001 was primarily due to acquisitions partially offset by the effect of currency fluctuations.

Aerospace Segment

	2002	2001	2000
Operating income as a percent of sales	**16.1%**	18.2%	15.4%
Return on average assets	**27.2%**	30.8%	23.4%

Sales for the Aerospace operations were $1.17 billion in 2002, a 2.7 percent decline from 2001, following an increase in 2001 of 5.9 percent over 2000. The lower sales in 2002 reflect the slowdown in activity in both the commercial original equipment and aftermarket businesses as commercial airline carriers delayed shipments of new aircraft and required fewer replacement parts for existing aircraft. Partially offsetting the sales decline was an increase in the military original equipment and aftermarket businesses. The higher sales in 2001 resulted from the continued increase in regional jet build rates and maintenance, repair and overhaul business as well as an increase in commercial aircraft builds.

Aerospace operating income was $189.4 million in 2002, $218.9 million in 2001 and $175.7 million in 2000. Included in operating income in 2002 and 2000 were $4.7 million and $4.4 million, respectively, in business realignment charges primarily related to severance costs as the workforce was adjusted in response to declining commercial aircraft orders. Operating income in 2001 and 2000 also included goodwill amortization of $7.8 million and $7.7 million, respectively. Excluding the business realignment charges and goodwill amortization, operating income as a percent of sales, was 16.5 percent in 2002 compared to 18.8 percent in 2001 and 16.5 percent in 2000. The lower margins in 2002 resulted from a lower mix of higher margin aftermarket business as well as the overall lower sales volume, resulting in lower capacity utilization. The increase in margins in 2001 resulted from a higher mix of aftermarket business as well as an increase in OEM volume.

Backlog at June 30, 2002 was $1.01 billion compared to $1.21 billion in 2001 and $1.05 billion in 2000. The lower backlog in 2002 reflects the slowdown in order rates in the commercial aircraft and regional jet market, particularly in the latter part of 2002. The higher backlog in 2001 reflects an increase in commercial aircraft build rates and orders in the regional jet market. The downward trend in commercial order rates experienced in the latter part of 2002 is expected to continue throughout 2003 as commercial airline carriers continue to delay orders for new aircraft. Order rates in the military market are expected to remain steady in 2003.

Assets declined 4.4 percent in 2002 after remaining the same in 2001 from the 2000 level. The decline in 2002 was primarily due to a decline in accounts receivable resulting from the lower sales volume. In 2001, an increase in net plant and equipment and accounts receivable was offset by a decline in inventory and net goodwill.

Other Segment

	2002	2001	2000
Operating income as a percent of sales	**6.0%**	7.4%	8.0%
Return on average assets	**11.3%**	11.7%	15.0%

The Other Segment consists of several business units which produce motion-control and fluid power system components for use primarily in the transportation industry and a business unit which designs and manufactures custom-engineered buildings. Beginning in 2002, the Other Segment also included a business unit which develops and manufactures chemical car care and industrial products and related service programs and a business unit which administers vehicle service contract programs. These two business units were classified as assets held for sale prior to 2002. In June 2002 the Company divested the businesses which administer vehicle service contract programs and product-related service programs.

Other Segment sales in 2002 were $905.5 million, a 62.6 percent increase from 2001, following a decline in 2001 of 4.8 percent from 2000. Acquisitions and the inclusion of sales from businesses previously classified as assets held for sale accounted for all of the sales increase from 2001 to 2002. Sales in 2001 reflected lower volume experienced in the automotive market. Operating income increased 31.8 percent in 2002 following a decline in 2001 of 12.0 percent from 2000. Operating income in 2002 includes $4.7 million of business realignment charges. Operating income included goodwill amortization of $4.3 million in both 2001 and 2000. Excluding the business realignment charges and goodwill amortization, income from operations as a percent of sales was 6.6 percent in 2002 compared to 8.5 percent in 2001 and 8.8 percent in 2000. The decline in margins in 2002 was attributable to recent acquisitions and businesses previously classified as assets held for sale, which have not yet been fully integrated, contributing lower margins. The decline in operating margins in 2001 was attributable to the lower volume and pricing pressure.

Backlog was $164.3 million at June 30, 2002, compared to $109.1 million at the end of 2001 and $100.2 million at the end of 2000. The increase in 2002 is attributable to acquisitions as well as an increase in order rates in the automotive market. Order rates in the Other Segment in 2003 are anticipated to track those of the Industrial Segment.

Assets increased 47.5 percent in 2002 after an increase of 22.9 percent in 2001. The increase in assets in 2002 and 2001 was due to acquisitions and the inclusion of assets from businesses previously classified as held for sale.

Corporate assets declined 20.3 percent in 2002 and declined 2.8 percent in 2001. The 2001 amount included assets from businesses previously classified as held for sale.

Discussion of Consolidated Balance Sheet

The Consolidated Balance Sheet shows the Company's financial position at year end, compared with the previous year end. This statement provides information to assist in assessing factors such as the Company's liquidity and financial resources.

The effect of currency rate changes during the year caused a $69.7 million increase in Shareholders' equity. These rate changes also caused significant increases in accounts receivable, inventories, goodwill, plant and equipment, accounts payable, various accrual accounts and long-term debt.

Working capital and the current ratio were as follows:

Working Capital (millions)	**2002**	2001
Current Assets	**$ 2,236**	$ 2,196
Current Liabilities	**1,360**	1,413
Working Capital	**876**	783
Current Ratio	**1.64**	1.55

Accounts receivable are primarily receivables due from customers for sales of product ($923.1 million at June 30, 2002, compared to $810.7 million at June 30, 2001). The current year increase in accounts receivable is primarily due to acquisitions, partially offset by a decrease in volume experienced during the second half of 2002 in the Aerospace operations. Days sales outstanding for the Company increased to 50 days in 2002 from 49 days in 2001. The increase in the allowance for doubtful accounts in 2002 is primarily due to receivables obtained through acquisitions.

Inventories increased to $1,052.0 million at June 30, 2002, compared to $1,008.9 million a year ago. The increase was primarily due to acquisitions, partially offset by a concerted effort to reduce inventory levels in the Industrial North American operations. Days supply of inventory on hand decreased to 87 days in 2002 from 99 days in 2001.

Net assets held for sale in 2001 represents the estimated net cash proceeds and estimated net earnings during the holding period of the metal forming business, which was acquired as part of the Commercial Intertech transaction, and the specialty chemical and warranty businesses, which were acquired as part of the Wynn's transaction. In 2002 the Company completed the divestiture of the metal forming business and the warranty businesses. During 2002, the net assets of the specialty chemical business were reclassified into their respective individual line items on the balance sheet.

Plant and equipment, net of accumulated depreciation, increased $148.3 million in 2002 as a result of acquisitions, partially offset by depreciation expense exceeding capital expenditures.

Investments and other assets increased $54.0 million in 2002 primarily due to a net change in assets related to pension plans, including an intangible asset relating to a minimum pension liability, as well as an initial investment in a joint venture.

Goodwill increased $130.1 million in 2002 as a result of acquisitions. Effective July 1, 2001 the Company adopted SFAS No. 142 and therefore further amortization of goodwill has been discontinued.

Intangible assets, net consist primarily of patents, trademarks and engineering drawings. Intangible assets, net increased $42.2 million in 2002 primarily due to current-year acquisitions.

Notes payable and long-term debt payable within one year and Long-term debt – see Cash Flows from Financing Activities discussion on page 22.

Accounts payable, trade increased $75.7 million in 2002 primarily due to acquisitions.

Accrued payrolls and other compensation increased to $187.0 million in 2002 from $173.6 million in 2001 primarily as a result of increased headcount from acquisitions.

Accrued domestic and foreign taxes decreased to $48.3 million in 2002 from $61.9 million in 2001 primarily due to lower taxable income in 2002.

Pensions and other postretirement benefits increased 59.6 percent in 2002. These costs are explained further in Note 10 to the Consolidated Financial Statements.

Deferred income taxes decreased $54.8 million in 2002 primarily due to the tax effect related to a minimum pension liability in 2002.

Other liabilities increased to $135.1 million in 2002 from $88.3 million in 2001 primarily due to the reclassification of net assets previously held for sale.

Common stock in treasury decreased to $3.6 million in 2002 from $3.9 million in 2001.

Discussion of Consolidated Statement of Cash Flows

The Consolidated Statement of Cash Flows reflects cash inflows and outflows from the Company's operating, investing and financing activities.

Cash and cash equivalents increased $22.8 million in 2002 after decreasing $44.9 million in 2001.

Cash Flows From Operating Activities – The Company's largest source of cash continues to be net cash provided by operating activities. Net cash provided by operating activities in 2002 was $631.0 million compared to $532.2 million in 2001 and $538.0 million in 2000. The increase in net cash provided by operating activities in 2002 is primarily due to an increase in working capital and an increase in non-cash expenses, primarily related to goodwill and asset impairments partially offset by a reduction in net income in 2002.

Cash Flows Used in Investing Activities – Net cash used in investing activities was $608.7 million in 2002 compared to $819.8 million in 2001 and $579.7 million in 2000. The significant decrease in the amount of cash used in investing activities in 2002 is attributable to a reduction in acquisition activity as well as a reduction in capital expenditures. The reduction of capital expenditures in 2002 can be attributed to a decline in product demand, the consolidation of manufacturing facilities and lean manufacturing initiatives. The Company made a number of strategic acquisitions during 2002 but the size of the acquired companies was substantially smaller than those acquired in 2001. Refer to Note 2 on page 30 for a summary of net assets of acquired companies at their respective acquisition dates.

Cash Flows From Financing Activities – Net cash used in financing activities was $0.8 million in 2002 compared to providing cash of $244.1 million in 2001 and $80.9 million in 2000. In 2002 the Company increased its outstanding borrowings by a net total of $61.7 million compared to an increase of $308.1 million in 2001. The lower borrowing level in 2002 was due to the increase in cash flows generated from operating activities as well as the decline in acquisition activity and capital expenditure requirements.

During 2002 the Company issued $200 million of variable rate medium-term notes due 2004 utilizing its shelf registration statement. The proceeds from this issuance were used to reduce commercial paper note borrowings. The Company has $1.0 billion available under its universal shelf registration statement as of June 30, 2002. Securities that may be issued under this shelf registration statement include debt securities, common stock, serial preferred stock, depositary shares, warrants, stock purchase contracts and stock purchase units.

The Company's goal is to maintain no less than an "A" rating on senior debt to ensure availability and reasonable cost of external funds. To meet this objective, the Company has established a financial goal of maintaining a ratio of debt to debt-equity of 34 to 37 percent.

Debt to Debt-Equity Ratio (millions)	**2002**	2001
Debt	**$ 1,506**	$ 1,404
Debt & Equity	**4,089**	3,932
Ratio	**36.8%**	35.7%

Excluding the effect of the minimum pension liability on Shareholders' equity, the debt to debt-equity ratio at June 30, 2002 was 35.9 percent.

Common share activity in 2002 primarily includes the exercise of stock options and the purchase of shares of the Company's common stock for treasury.

Dividends have been paid for 208 consecutive quarters, including a yearly increase in dividends for the last 46 fiscal years. The current annual dividend rate is $.72 per share.

As of June 30, 2002 the Company has committed lines of credit totaling $825 million through two multi-currency unsecured revolving credit agreements. The credit agreements support the Company's commercial paper note program, which is rated A-1 by Standard & Poor's, P-1 by Moody's and F-1 by Fitch, Inc. The revolving credit agreements contain provisions that increase the facility fee of the credit agreement in the event the Company's credit ratings are changed. A credit rating change would not limit the Company's ability to use the credit agreements nor would it accelerate the repayment of any outstanding borrowings.

The Company seeks to minimize its total cost of borrowing and therefore uses its commercial paper note program as its primary source of working capital liquidity. The primary alternative source of borrowing for working capital liquidity is the committed lines of credit which typically bear a higher cost of borrowing.

The Company's revolving credit agreements and certain debt agreements contain certain financial and other covenants, the violation of which would limit or preclude the use of the agreements for future borrowings. The Company is in compliance with all covenants and expects to remain in compliance during the term of the agreements.

Based upon the Company's past performance and current expectations, management believes the cash flows generated from future operating activities should provide adequate funds to support internal growth and continued improvements in the Company's manufacturing facilities and equipment. The Company's worldwide financial capabilities may be used to support planned growth as needed.

Cash Obligations – Under various agreements the Company is obligated to make future cash payments in fixed amounts. These include payments under the Company's long-term debt agreements and rent payments required under operating lease agreements. The following table summarizes the Company's fixed cash obligations as of June 30, 2002 over the next five fiscal years.

In thousands	2003	2004	2005	2006	2007
Long-term debt	$19,810	$397,841	$15,863	$317,447	$37,471
Minimum lease payments	52,463	38,218	25,755	13,645	10,574
Total	$72,273	$436,059	$41,618	$331,092	$48,045

Quantitative and Qualitative Disclosures About Market Risk

The Company enters into forward exchange contracts, costless collar contracts and cross-currency swap agreements to reduce its exposure to fluctuations in related foreign currencies. The total carrying and fair value of open contracts and any risk to the Company as a result of these arrangements is not material to the Company's financial position, liquidity or results of operations.

The Company's debt portfolio contains variable rate debt, inherently exposing the Company to interest rate risk. The Company's objective is to maintain a 60/40 mix between fixed rate and variable rate debt thereby limiting its exposure to changes in near-term interest rates. In addition, the Company has entered into an interest rate swap agreement for a $200 million notional principal amount. The swap agreement is with a major financial institution and the risk of loss is considered remote. The carrying value and fair value of the swap agreement is not material to the Company's financial position, liquidity or results of operations. A 100 basis point increase in near-term interest rates would increase annual interest expense on variable rate debt by approximately $6.0 million.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The policies discussed below are considered by management to be more critical than other policies because their application places the most significant demands on management's judgment.

Revenue Recognition – Substantially all of the Industrial Segment and Other Segment revenues are recognized when the risks and rewards of ownership and title to the product has transferred to the customer. This generally takes place at the time the product is shipped. The Aerospace Segment uses the percentage of completion method to recognize a portion of its revenue. The percentage of completion method requires the use of estimates of costs to complete long-term contracts and for some contracts, includes estimating costs related to aftermarket orders. The estimation of these costs requires substantial judgment on the part of management due to the duration of the contracts as well as the technical nature of the products involved. Adjustments to estimated costs are made on a consistent basis and a contract reserve is established when the costs to complete a contract exceed the contract revenues.

Impairment of Goodwill and Long-lived Assets – Goodwill is tested for impairment, at the reporting unit level, on an annual basis and between annual tests whenever events or circumstances indicate that the carrying value of a reporting unit's goodwill may exceed its fair value. A discounted cash flow model is used to estimate the fair value of a reporting unit. This model requires the use of long-term planning forecasts and assumptions regarding industry specific economic conditions that are outside the control of the Company. Long-lived assets held for use are evaluated for impairment whenever events or circumstances indicate that the undiscounted net cash flows to be generated by their use and eventual disposition is less than their carrying value. The long-term nature of these assets require the estimation of its cash inflows and outflows several years into the future and only takes into consideration technological advances known at the time of the impairment test.

Inventories – Inventories are valued at the lower of cost or market. Cost is determined on the last-in, first-out basis for a majority of U.S. inventories and on the first-in, first-out basis for the balance of the Company's inventories. Inventories have been reduced by an allowance for excess and obsolete inventories. The estimated allowance is based on management's review of inventories on hand compared to estimated future usage and sales.

Pensions and Postretirement Benefits Other Than Pensions – The annual net periodic expense and benefit obligations related to the Company's defined benefit plans are determined on an actuarial basis. This determination requires critical assumptions regarding the discount rate, long-term return on plan assets, increases in compensation levels, amortization periods for actuarial gains and losses and health care cost trends. The assumptions used are reviewed periodically by management in consultation with the Company's outside actuary. Changes in the assumptions to reflect actual experience could result in a material change in the annual net periodic expense and benefit obligations reported in the financial statements.

Other Loss Reserves – The Company has a number of loss exposures incurred in the ordinary course of business such as environmental claims, product liability, litigation, recoverability of deferred income tax benefits and accounts receivable reserves. Establishing loss reserves for these matters requires management's estimate and judgment with regards to risk exposure and ultimate liability or realization. These loss reserves are reviewed periodically and adjustments are made to reflect the most recent facts and circumstances.

Recently Issued Accounting Pronouncements

In June 2001 the Financial Accounting Standards Board (FASB) issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses financial accounting for obligations associated with the retirement of tangible long-lived assets. SFAS No. 143 requires that the fair value of a liability for an asset's retirement obligation be recognized in the period in which it is incurred and capitalized as part of the carrying amount of the long-lived asset and is effective for fiscal years beginning after June 15, 2002. In August 2001 the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" which supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS No. 144 provides a single accounting model for long-lived assets to be disposed of and is effective for fiscal years beginning after December 15, 2001. In May 2002 the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 primarily requires that gains or losses from extinguishment of debt be classified as extraordinary items only if they meet the criteria of APB Opinion No. 30 and is effective for fiscal years beginning after May 15, 2002. In July 2002 the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred and is effective for exit or disposal activities initiated after December 31, 2002. The implementation of these accounting pronouncements is not expected to have a material effect on the Company's results of operations, cash flows or financial position.

Consolidated Statement of Income

(Dollars in thousands, except per share amounts)

For the years ended June 30,	2002	2001	2000
Net Sales	$ 6,149,122	$ 5,979,604	$ 5,385,618
Cost of sales	5,116,570	4,728,156	4,186,850
Gross profit	1,032,552	1,251,448	1,198,768
Selling, general and administrative expenses	686,485	679,963	575,906
Goodwill impairment loss (Note 7)	39,516		
Interest expense	82,484	90,362	59,183
Interest and other (income), net	(2,483)	(4,800)	(4,112)
Loss (gain) on disposal of assets	8,514	(47,673)	5,604
Income before income taxes	218,036	533,596	562,187
Income taxes (Note 4)	87,886	189,426	193,955
Income before extraordinary item	130,150	344,170	368,232
Extraordinary item - extinguishment of debt (Note 9)		(3,378)	
Net Income	$ 130,150	$ 340,792	$ 368,232
Earnings per Share (Note 5)			
Basic earnings per share before extraordinary item	$ 1.13	$ 3.01	$ 3.34
Extraordinary item – extinguishment of debt		(.03)	
Basic earnings per share	$ 1.13	$ 2.98	$ 3.34
Diluted earnings per share before extraordinary item	$ 1.12	$ 2.99	$ 3.31
Extraordinary item – extinguishment of debt		(.03)	
Diluted earnings per share	$ 1.12	$ 2.96	$ 3.31

The accompanying notes are an integral part of the financial statements.

Consolidated Statement of Comprehensive Income

(Dollars in thousands)

For the years ended June 30,	2002	2001	2000
Net Income	$ 130,150	$ 340,792	$ 368,232
Other comprehensive income (loss), net of taxes (Note 11):			
Foreign currency translation adjustment	69,673	(89,659)	(32,600)
Minimum pension liability	(107,563)		
Net unrealized (loss) gain on marketable equity securities	(5,076)	10,586	
Comprehensive Income	$ 87,184	$ 261,719	$ 335,632

The accompanying notes are an integral part of the financial statements.

Business Segment Information (Dollars in thousands)

By Industry

	2002	2001	2000
Net Sales:			
Industrial:			
North America	**$ 2,792,315**	$ 2,941,697	$ 2,486,372
International	**1,278,694**	1,275,516	1,175,880
Aerospace	**1,172,608**	1,205,624	1,138,328
Other	**905,505**	556,767	585,038
	$ 6,149,122	$ 5,979,604	$ 5,385,618
***Segment Operating Income** (a):*			
Industrial:			
North America	**$ 141,314**	$ 322,786	$ 379,251
International	**55,749**	92,561	84,317
Aerospace	**189,353**	218,851	175,710
Other	**54,643**	41,451	47,084
Total segment operating income	**441,059**	675,649	686,362
Corporate administration	**73,335**	85,738	58,210
Income before interest expense and other	**367,724**	589,911	628,152
Interest expense	**82,484**	90,362	59,183
Other expense (income)	**67,204**	(34,047)	6,782
Income before income taxes	**$ 218,036**	$ 533,596	$ 562,187
***Pro Forma Segment Operating Income Excluding Goodwill Amortization** (b):*			
Industrial:			
North America	**$ 141,314**	$ 353,842	$ 390,458
International	**55,749**	104,930	95,665
Aerospace	**189,353**	226,651	183,370
Other	**54,643**	45,798	51,362
Total segment operating income	**441,059**	731,221	720,855
Corporate administration	**73,335**	85,738	58,210
Income before interest expense and other	**367,724**	645,483	662,645
Interest expense	**82,484**	90,362	59,183
Other expense (income)	**67,204**	(38,057)	4,801
Income before income taxes	**$ 218,036**	$ 593,178	$ 598,661
Identifiable Assets:			
Industrial	**$ 3,932,864**	$ 3,528,652	$ 2,889,895
Aerospace	**679,371**	710,555	709,731
Other	**575,439**	390,006	317,462
	5,187,674	4,629,213	3,917,088
Corporate (c)	**564,909**	708,448	729,211
	$ 5,752,583	$ 5,337,661	$ 4,646,299
***Property Additions** (d):*			
Industrial	**$ 295,139**	$ 412,042	$ 307,360
Aerospace	**20,266**	37,152	20,720
Other	**47,112**	14,935	22,291
Corporate	**4,679**	12,030	
	$ 367,196	$ 476,159	$ 350,371
Depreciation:			
Industrial	**$ 183,917**	$ 160,577	$ 126,377
Aerospace	**19,806**	19,729	21,342
Other	**21,926**	16,262	15,701
Corporate	**5,586**	3,702	3,936
	$ 231,235	$ 200,270	$ 167,356

By Geographic Area (e)

	2002	2001	2000
Net Sales:			
North America	**$ 4,567,370**	$ 4,561,217	$ 4,075,865
International	**1,581,752**	1,418,387	1,309,753
	$ 6,149,122	$ 5,979,604	$ 5,385,618
Long-Lived Assets:			
North America	**$ 1,249,767**	$ 1,186,834	$ 969,788
International	**447,198**	361,854	371,127
	$ 1,696,965	$ 1,548,688	$ 1,340,915

Certain prior year amounts have been reclassified to conform to the current year presentation.

The accounting policies of the business segments are the same as those described in the Significant Accounting Policies footnote except that the business segment results are prepared on a management basis that is consistent with the manner in which the Company disaggregates financial information for internal review and decision-making.

(a) Income before income taxes for 2001 and 2000 includes goodwill amortization of $59,582 ($31,056 in Industrial North America; $12,369 in Industrial International; $7,800 in Aerospace; $4,347 in Other; and $4,010 in Other expense (income)) and $36,474 ($11,207 in Industrial North America; $11,348 in Industrial International; $7,660 in Aerospace; $4,278 in Other; and $1,981 in Other expense (income)), respectively.

(b) Amounts for 2001 and 2000 exclude goodwill amortization, reflecting the Company's adoption of SFAS No. 142, "Goodwill and Other Intangible Assets."

(c) Corporate assets are principally cash and cash equivalents, domestic deferred income taxes, investments, benefit plan assets, headquarters facilities, assets held for sale and the major portion of the Company's domestic data processing equipment.

(d) Includes value of net plant and equipment at the date of acquisition of acquired companies accounted for by the purchase method and the reclassification of assets previously held for sale (2002 - $160,632; 2001 - $141,411; 2000 - $119,889).

(e) Net sales are attributed to countries based on the location of the selling unit. North America includes the United States, Canada and Mexico. No country other than the United States represents greater than 10% of consolidated sales. Long-lived assets are comprised of property, plant and equipment based on physical location.

Consolidated Balance Sheet

(Dollars in thousands)

June 30,	2002	2001
Assets		
Current Assets		
Cash and cash equivalents	$ 46,384	$ 23,565
Accounts receivable, less allowance for doubtful accounts (2002 - $15,396; 2001 - $11,110)	1,006,313	922,325
Inventories (Notes 1 and 6):		
Finished products	531,821	495,704
Work in process	353,410	344,861
Raw materials	166,737	168,299
	1,051,968	1,008,864
Prepaid expenses	48,532	39,486
Deferred income taxes (Notes 1 and 4)	82,421	91,439
Net assets held for sale (Note 2)		110,683
Total Current Assets	2,235,618	2,196,362
Plant and equipment (Note 1):		
Land and land improvements	167,915	152,723
Buildings and building equipment	873,152	753,909
Machinery and equipment	2,245,295	1,975,996
Construction in progress	67,896	123,436
	3,354,258	3,006,064
Less accumulated depreciation	1,657,293	1,457,376
	1,696,965	1,548,688
Investments and other assets (Note 1)	675,877	621,904
Goodwill (Notes 1 and 7)	1,083,768	953,648
Intangilble assets, net (Notes 1 and 7)	51,286	9,067
Deferred income taxes (Notes 1 and 4)	9,069	7,992
Total Assets	$ 5,752,583	$ 5,337,661
Liabilities and Shareholders' Equity		
Current Liabilities		
Notes payable and long-term debt payable within one year (Notes 8 and 9)	$ 416,693	$ 546,502
Accounts payable, trade	443,525	367,806
Accrued payrolls and other compensation	187,037	173,556
Accrued domestic and foreign taxes	48,309	61,874
Other accrued liabilities	264,273	263,391
Total Current Liabilities	1,359,837	1,413,129
Long-term debt (Note 9)	1,088,883	857,078
Pensions and other postretirement benefits (Notes 1 and 10)	508,313	318,527
Deferred income taxes (Notes 1 and 4)	76,955	131,708
Other liabilities	135,079	88,304
Total Liabilities	3,169,067	2,808,746
Shareholders' Equity (Note 11)		
Serial preferred stock, $.50 par value, authorized 3,000,000 shares; none issued		
Common stock, $.50 par value, authorized 600,000,000 shares; issued 118,124,294 shares in 2002 and 117,409,197 shares in 2001 at par value	59,062	58,705
Additional capital	378,918	346,228
Retained earnings	2,473,808	2,426,496
Unearned compensation related to ESOP (Note 9)	(79,474)	(96,398)
Deferred compensation related to stock options	2,347	2,347
Accumulated other comprehensive (loss)	(247,497)	(204,531)
	2,587,164	2,532,847
Common stock in treasury at cost: 100,130 shares in 2002 and 100,000 shares in 2001	(3,648)	(3,932)
Total Shareholders' Equity	2,583,516	2,528,915
Total Liabilities and Shareholders' Equity	$ 5,752,583	$ 5,337,661

The accompanying notes are an integral part of the financial statements.

Consolidated Statement of Cash Flows

(Dollars in thousands)

For the years ended June 30,	2002	2001	2000
Cash Flows From Operating Activities			
Net income	**$ 130,150**	$ 340,792	$ 368,232
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	**231,235**	200,270	167,356
Amortization	**50,363**	64,257	39,052
Deferred income taxes	**29,095**	44,902	(11,867)
Foreign currency transaction loss	**5,629**	4,159	5,082
Loss (gain) on sale of plant and equipment	**12,125**	(55,914)	(5,288)
Net effect of extraordinary loss		3,378	
Changes in assets and liabilities, net of effects from acquisitions and divestitures:			
Accounts receivable	**70,993**	(6,725)	(42,386)
Inventories	**111,041**	7,865	17,248
Prepaid expenses	**(4,458)**	4,799	(7,881)
Assets held for sale	**3,242**	43,069	
Other assets	**2,702**	(66,376)	(53,105)
Accounts payable, trade	**(10,956)**	(43,697)	21,792
Accrued payrolls and other compensation	**(15,465)**	(13,586)	8,021
Accrued domestic and foreign taxes	**(25,356)**	(6,136)	30,124
Other accrued liabilities	**13,038**	(10,444)	(7,533)
Pensions and other postretirement benefits	**(3,872)**	18,501	3,642
Other liabilities	**31,540**	3,051	5,551
Net cash provided by operating activities	**631,046**	532,165	538,040
Cash Flows From Investing Activities			
Acquisitions (less cash acquired of $3,118 in 2002, $10,143 in 2001 and $1,158 in 2000)	**(388,315)**	(583,254)	(351,011)
Capital expenditures	**(206,564)**	(334,748)	(230,482)
Proceeds from sale of plant and equipment	**19,849**	90,044	32,051
Proceeds from divestitures	**3,222**		
Other	**(36,910)**	8,130	(30,267)
Net cash (used in) investing activities	**(608,718)**	(819,828)	(579,709)
Cash Flows From Financing Activities			
Proceeds from common share activity	**20,250**	15,971	1,202
(Payments of) proceeds from notes payable, net	**(146,170)**	197,324	272,440
Proceeds from long-term borrowings	**235,794**	304,172	12,600
(Payments of) long-term borrowings	**(27,913)**	(193,409)	(130,419)
Dividends paid, net of tax benefit of ESOP shares	**(82,838)**	(79,921)	(74,963)
Net cash (used in) provided by financing activities	**(877)**	244,137	80,860
Effect of exchange rate changes on cash	**1,368**	(1,369)	(4,008)
Net increase (decrease) in cash and cash equivalents	**22,819**	(44,895)	35,183
Cash and cash equivalents at beginning of year	**23,565**	68,460	33,277
Cash and cash equivalents at end of year	**$ 46,384**	$ 23,565	$ 68,460
Supplemental Data:			
Cash paid during the year for:			
Interest, net of capitalized interest	**$ 78,446**	$ 84,183	$ 56,341
Income taxes	**76,830**	183,546	167,211
Non-cash investing activities:			
Stock issued for acquisitions	**13,081**		184,263

The accompanying notes are an integral part of the financial statements.

1. Significant Accounting Policies

The significant accounting policies followed in the preparation of the accompanying consolidated financial statements are summarized below.

Nature of Operations – The Company is a leading worldwide full-line manufacturer of motion control products, including fluid power systems, electromechanical controls and related components. The Company evaluates performance based on segment operating income before Corporate general and administrative expenses, Interest expense and Income taxes.

The Company operates in two principal business segments: Industrial and Aerospace. The Industrial Segment is an aggregation of several business units which manufacture motion-control and fluid power system components for builders and users of various types of manufacturing, packaging, processing, transportation, agricultural, construction, and military machinery, vehicles and equipment. Industrial Segment products are marketed primarily through field sales employees and independent distributors. The North American Industrial business represents the largest portion of the Company's manufacturing plants and distribution networks and primarily services North America. The International Industrial operations bring Parker products and services to countries throughout Europe, Asia Pacific and Latin America.

The Aerospace Segment produces hydraulic, fuel and pneumatic systems and components which are utilized on virtually every domestic commercial, military and general aviation aircraft and also performs a vital role in naval vessels, land-based weapons systems, satellites and space vehicles. This Segment serves original equipment and maintenance, repair and overhaul customers worldwide. Aerospace Segment products are marketed by field sales employees and are sold directly to manufacturers and end users.

The Company also reports an Other Segment consisting of several business units which manufacture motion-control and fluid power system components for use primarily in the transportation industry, a business unit which designs and manufactures custom-engineered buildings and beginning in fiscal 2002, a business unit which develops and manufactures chemical car care and industrial products and related service programs and a business unit which administers vehicle service contract programs. The products in this Segment are marketed primarily through field sales employees and independent distributors. The business unit which administers vehicle service contract and product service programs was divested in June 2002 (see Note 2 for further discussion).

See the table of Business Segment Information "By Industry" and "By Geographic Area" on page 25 for further disclosure of business segment information.

There are no individual customers to whom sales are four percent or more of the Company's consolidated sales. Due to the diverse group of customers throughout the world the Company does not consider itself exposed to any concentration of credit risks.

The Company manufactures and markets its products throughout the world. Although certain risks and uncertainties exist, the diversity and breadth of the Company's products and geographic operations mitigate significantly the risk that adverse changes would materially affect the Company's operating results.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Basis of Consolidation – The consolidated financial statements include the accounts of all domestic and foreign subsidiaries. All material intercompany transactions and profits have been eliminated in the consolidated financial statements. The Company does not have off-balance sheet arrangements with unconsolidated special-purpose entities. Within the Business Segment Information, intersegment and interarea sales are recorded at fair market value and are immaterial in amount.

Revenue Recognition – Revenue is recognized when the risks and rewards of ownership and title to the product has transferred to the customer. The Company's revenue recognition policies are in compliance with the SEC's Staff Accounting Bulletin (SAB) No. 101. Shipping and handling costs billed to customers are included in Net sales and the related costs in Cost of sales.

Cash – Cash equivalents consist of short-term highly liquid investments, with a three-month or less maturity, carried at cost plus accrued interest, which are readily convertible into cash.

Inventories – Inventories are stated at the lower of cost or market. The majority of domestic inventories are valued by the last-in, first-out method and the balance of the Company's inventories are valued by the first-in, first-out method.

Long-term Contracts – The Company enters into long-term contracts for the production of aerospace products and the manufacture of custom-engineered buildings. For financial statement purposes, revenues are recognized using the percentage-of-completion method. Unbilled costs on these contracts are included in inventory. Progress payments are netted against the inventory balances. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

Plant, Equipment and Depreciation – Plant and equipment are recorded at cost and are depreciated principally using the straight-line method for financial reporting purposes. Depreciation rates are based on estimated useful lives of the assets, generally 40 years for buildings; 15 years for land improvements and building equipment; 10 years for machinery; seven years for equipment; and three to five years for vehicles and office equipment. Improvements which extend the useful life of property are capitalized, and maintenance and repairs are expensed. When property is retired or otherwise disposed of, the cost and accumulated depreciation are removed from the appropriate accounts and any gain or loss is included in current income.

Investments and Other Assets – Investments in joint-venture companies in which ownership is 50% or less and in which the Company does not have operating control are stated at cost plus the Company's equity in undistributed earnings. These investments and the related earnings are not material to the consolidated financial statements. During 2002 the Company recorded a $4,973 charge ($.04 per share) related to an equity investment

(Dollars in thousands, except per share amounts)

adjustment in a publicly traded Japanese company. The amount for 2002 includes an intangible asset recognized in connection with an additional minimum pension liability.

Goodwill – On July 1, 2001 the Company adopted the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets" and therefore ceased amortizing goodwill as of that date. Prior to the adoption of SFAS No. 142, the Company amortized goodwill, on a straight-line basis, over periods ranging from 15 years to 40 years. The Company conducts a formal impairment test of goodwill on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value.

Intangible Assets – Intangible assets primarily include patents, trademarks and engineering drawings and are recorded at cost and amortized on a straight-line method over their legal or estimated useful life.

Income Taxes – Income taxes are provided based upon income for financial reporting purposes. Deferred income taxes arise from temporary differences in the recognition of income and expense for tax purposes. Tax credits and similar tax incentives are applied to reduce the provision for income taxes in the year in which the credits arise.

Foreign Currency Translation – Assets and liabilities of most foreign subsidiaries are translated at current exchange rates, and income and expenses are translated using weighted average exchange rates. The effects of these translation adjustments, as well as gains and losses from certain intercompany transactions, are reported in the Accumulated other comprehensive (loss) component of Shareholders' equity. Such adjustments will affect Net income only upon sale or liquidation of the underlying foreign investments, which is not contemplated at this time. Exchange gains and losses from transactions in a currency other than the local currency of the entity involved, and translation adjustments in countries with highly inflationary economies, are included in Net income.

Financial Instruments – The Company's financial instruments consist primarily of investments in cash, cash equivalents and long-term investments as well as obligations under notes payable and long-term debt. The carrying values for Cash and cash equivalents, Investments and other assets and Notes payable approximate fair value. See Note 9 for fair value of long-term debt.

The Company enters into forward exchange contracts (forward contracts), costless collar contracts, and cross-currency swap agreements to reduce its exposure to fluctuations in related foreign currencies. These contracts are with major financial institutions and the risk of loss is considered remote. The Company does not hold or issue derivative financial instruments for trading purposes.

Gains or losses on forward contracts that hedge specific transactions are recognized in Net income, offsetting the underlying foreign currency gains or losses. Gains or losses on costless collar contracts are recognized in Net income when the spot rate of the contract falls outside the collar range.

Cross-currency swap agreements are recorded in Long-term debt as dollar-denominated receivables with offsetting foreign-currency payables. If the receivables more than offset the payables, the net difference is reclassified to an asset. Gains or losses are accrued monthly as an adjustment to Net income, offsetting the underlying foreign currency gains or losses. The differential between interest to be received and interest to be paid is accrued monthly as an adjustment to Interest expense.

The Company has entered into an interest rate swap agreement for a $200 million notional principal amount. The swap agreement converts a portion of variable rate debt to a fixed rate through 2004. The net payments or receipts under this agreement are recognized as an adjustment to Interest expense. The agreement is with a major financial institution and the risk of loss is considered remote.

In addition, the Company's foreign locations, in the ordinary course of business, enter into financial guarantees, through financial institutions, which enable customers to be reimbursed in the event of nonperformance by the Company.

The total carrying and fair value of open contracts and any risk to the Company as a result of the above mentioned arrangements is not material.

Stock Options – The Company applies the intrinsic-value based method to account for stock options granted to employees or outside Directors to purchase common shares. The option price equals the market price of the underlying common shares on the date of grant, therefore no compensation expense is recognized. See Note 12 for additional information on stock options.

Recent Accounting Pronouncements – In June 2001 the Financial Accounting Standards Board (FASB) issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires that the fair value of a liability for an asset's retirement obligation be recognized in the period in which it is incurred and capitalized as part of the carrying amount of the long-lived asset and is effective for fiscal years beginning after June 15, 2002. In August 2001 the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" which supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS No. 144 provides a single accounting model for long-lived assets to be disposed of and is effective for fiscal years beginning after December 15, 2001. In May 2002 the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 primarily requires that gains or losses from extinguishment of debt be classified as extraordinary items only if they meet the criteria of APB Opinion 30 and is effective for fiscal years beginning after May 15, 2002. In July 2002 the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred and is effective for exit or disposal activities initiated after December 31, 2002. The implementation of these accounting pronouncements is not expected to have a material effect on the Company's results of operations, cash flows or financial position.

Reclassifications – Certain prior period amounts have been reclassified to conform to the current year presentation.

2. Acquisitions and Net Assets Held for Sale and Divestitures

Acquisitions - On July 16, 2001 the Company completed the acquisition of Dana Corporation's Chelsea Products Division (Chelsea). Chelsea is a supplier of power take-offs and related auxiliary power devices for medium and heavy-duty mobile equipment. On August 31, 2001 the Company acquired the Aeroquip Air Conditioning and Refrigeration (AC&R) business from Eaton Corporation. AC&R produces mechanical controls and fluid systems for the residential and commercial air conditioning and refrigeration markets. On October 19, 2001 the Company acquired the assets of the global fluid management business of Dayco Industrial from MarkIV/BC Partners. The Dayco assets acquired include Imperial-Eastman products and a wide array of hydraulic and industrial hose and connectors. On February 1, 2002 the Company completed its acquisition of ITR SpA, a subsidiary of the SAIAG Group. ITR is a manufacturer of hoses, fittings and rubber compounds for hydraulic, industrial and oil and gas applications. On May 23, 2002 the Company acquired the assets of Camfil Farr's Engine Air Filter business (Farr). Farr produces air-intake filtration products for heavy-duty off-road equipment, marine applications and power generation. Combined annual sales for these operations, for their most recent fiscal year prior to acquisition, were approximately $608 million. Total purchase price for these businesses was approximately $367 million in cash and $13 million in common stock.

On July 21, 2000 the Company completed the acquisition of Wynn's International, Inc. (Wynn's). Wynn's is a leading manufacturer of precision-engineered sealing media for the automotive, heavy-duty truck and aerospace markets. On September 29, 2000 the Company acquired the pneumatics business of Invensys plc, which specializes in the design and production of equipment and controls for automated processes. On April 30, 2001 the Company acquired the Miller Fluid Power and Wilkerson businesses of CKD-Createc. Miller Fluid Power manufactures both pneumatic and hydraulic cylinders and Wilkerson manufactures a complete line of compressed air treatment and control products. Combined annual sales for these operations, for their most recent fiscal year prior to acquisition, were approximately $713 million. Total purchase price for these businesses was approximately $506 million in cash and assumed debt of $65 million.

On February 3, 2000 the Company acquired the assets of Dana Corporation's Gresen Hydraulics business, located in Minneapolis, Minnesota, Sarasota, Florida, and Cachoeirinha, R.S., Brazil, a manufacturer of a wide range of hydraulic pumps, motors, cylinders, control valves, filters and electronic controls for on- and off-highway vehicles. On April 11, 2000 the Company completed its merger with Commercial Intertech Corp. of Youngstown, Ohio with the Company being the surviving corporation. Commercial Intertech's hydraulics business manufactures gear pumps and motors, control valves and telescopic cylinders for use on heavy-duty mobile equipment. On May 30, 2000 the Company acquired the assets of Whatman's Industrial Filtration Business, based in Haverill, Massachusetts and Maidstone, United Kingdom, a manufacturer of high quality purification products and gas generators for a variety of industrial applications. Combined annual sales for these operations, for their most recent fiscal year prior to acquisition, were approximately $716 million. Total purchase price for these businesses was approximately $339 million in cash, 4.3 million shares of common stock valued at $184 million and assumed debt of $104 million.

These acquisitions were accounted for by the purchase method, and results are included as of the respective dates of acquisition. The net assets acquired from acquisitions discussed above and other acquisitions not specifically discussed above in 2002, 2001 and 2000 are as follows:

	2002	2001	2000
Assets acquired:			
Accounts receivable	**$ 95,436**	$ 87,514	$ 72,651
Inventories	**101,917**	67,904	90,319
Prepaid expenses	**1,855**	11,730	2,329
Assets held for sale		84,640	164,000
Deferred income taxes	**8,713**	10,029	27,814
Plant & equipment	**151,116**	141,411	119,889
Other assets	**46,876**	12,072	246,915
Goodwill	**103,916**	383,878	158,230
	509,829	799,178	882,147
Liabilities and equity assumed:			
Notes payable	**9,099**	20,926	2,433
Accounts payable	**57,421**	36,545	41,315
Accrued payrolls	**17,483**	20,587	18,345
Accrued taxes	**638**	(5,463)	102,473
Other accrued liabilities	**12,462**	73,996	56,432
Long-term debt	**1,481**	53,823	107,195
Pensions and other postretirement benefits	**9,849**	2,483	22,964
Deferred income taxes		13,027	
Unearned compensation			(4,285)
	108,433	215,924	346,872
Net assets acquired	**$ 401,396**	$ 583,254	$ 535,275

Net assets held for sale and divestitures - At June 30, 2001, Net assets held for sale included the estimated net cash proceeds and estimated earnings during the holding period of the metal forming business, which was acquired as part of Commercial Intertech in fiscal 2000, and the specialty chemical and warranty businesses, which were acquired as part of Wynn's International in fiscal 2001. In July 2001 the Company completed the divestiture of the metal forming business and in June 2002 completed the divestiture of the business units which administer vehicle service contract and product service programs. The divestitures resulted in a gain of $4,464 (no gain after-tax) which is reflected in (Loss) gain on disposal of assets in the Consolidated Statement of Income. The net assets of the specialty chemical business were reclassified into their respective individual line items during fiscal 2002. The results of operations of the divested businesses were part of the Other Segment for segment reporting purposes and were immaterial to the consolidated results of operations of the Company.

3. Charges Related to Business Realignment and Gain on Sale of Real Property

In 2002 the Company recorded a $37,352 charge ($24,466 after-tax or $.21 per share) related to costs of appropriately structuring its businesses in response to current and anticipated economic conditions. The business realignment charge consists of severance costs of $22,578 and $14,774 of costs relating to the consolidation of manufacturing product lines, primarily asset impairments. The

(Dollars in thousands, except per share amounts)

severance costs are attributable to approximately 1,050 employees in the Industrial Segment, 440 employees in the Aerospace Segment and 320 employees in the Other Segment. The majority of severance payments have been made with the remaining payments to be made by the end of fiscal 2003. The asset impairment portion relates to assets that are in the process of being disposed of and was calculated as the amount by which the carrying value of the assets exceeded their estimated selling price. Of the pre-tax amount, $28,002 relates to the Industrial Segment, $4,667 relates to the Aerospace Segment and $4,683 relates to the Other Segment. The business realignment charge is presented in the Consolidated Statement of Income for 2002 in the following captions: $23,977 in Cost of sales; $3,987 in Selling, general and administrative expenses; and $9,388 in Loss (gain) on disposal of assets.

In 2001 the Company recorded a $55,548 gain ($34,662 after-tax or $.30 per share) realized on the sale of real property located in Southern California. The property had served as a headquarters and manufacturing locale for the Company's Aerospace Group and several of its divisions. Such operations have relocated to other previously owned or leased facilities in the area. The Company does not currently anticipate additional property sales of this magnitude occurring in the future. The gain is reflected in the Consolidated Statement of Income in the Loss (gain) on disposal of assets caption.

In 2001 the Company recorded a $28,724 charge ($18,474 after-tax or $.16 per share) related to costs of appropriately structuring its businesses in response to current economic conditions. The business realignment charge includes severance costs and employee-related benefits of $17,673 and $11,051 of other costs, primarily certain asset impairments. The severance costs and employee-related benefits are attributable to approximately 1,436 employees in the Industrial Segment and 27 employees in the Other Segment. All severance and employee-related benefit payments were made in fiscal 2002. The asset impairment portion represents the amount by which the carrying value of the assets exceeded their estimated future undiscounted cash flows. The business realignment charge is presented in the Consolidated Statement of Income for 2001 in the following captions: $12,071 in Cost of sales; $6,691 in Selling, general and administrative expenses; $3,009 in Interest and other (income), net; and $6,953 in Loss (gain) on disposal of assets.

In 2000 the Company recorded a $8,555 charge ($5,560 after-tax or $.05 per share) related to the costs of appropriately structuring its businesses to operate in their current economic environment. The charge primarily related to severance costs attributable to approximately 250 employees in the Industrial Segment. As of June 30, 2000, the Company had made all severance payments. A change in the future utilization of long-lived assets at certain locations triggered an impairment review of these long-lived assets during 2000. The Company evaluated the recoverability of the long-lived assets and determined that the estimated future undiscounted cash flows were below the carrying value of these assets. Accordingly, the Company recorded a non-cash impairment loss of $4,875 ($3,169 after-tax or $.03 per share). Of the pre-tax amount, $3,499 relates to the Aerospace Segment and $1,376 relates to the Industrial Segment. The severance and impairment loss is presented in the Consolidated Statement of Income for 2000 in the following captions: $2,552 in Cost of sales; $2,476 in Selling, general and administrative expenses; and $8,402 in Loss (gain) on disposal of assets.

4. Income Taxes

Income taxes before extraordinary items include the following:

	2002	2001	2000
Federal	**$32,728**	$103,215	$140,663
Foreign	**26,054**	30,791	29,393
State and local	**9**	10,518	11,099
Deferred	**29,095**	44,902	12,800
	$87,886	$189,426	$193,955

A reconciliation of the Company's effective income tax rate to the statutory Federal rate follows:

	2002	2001	2000
Statutory Federal income tax rate	**35.0%**	35.0%	35.0%
State and local income taxes	**.9**	1.9	1.5
Export tax benefit	**(4.3)**	(2.4)	(1.7)
Foreign tax rate difference	**(1.8)**	(1.1)	(1.1)
Cash surrender of life insurance	**2.2**	.4	(.4)
Nondeductible goodwill	**5.7**	2.3	1.2
Other	**2.6**	(.6)	
Effective income tax rate	**40.3%**	35.5%	34.5%

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of assets and liabilities. The differences comprising the net deferred taxes shown on the Consolidated Balance Sheet at June 30 were as follows:

	2002	2001
Postretirement benefits	**$ 60,672**	$ (10,951)
Other liabilities and reserves	**64,727**	66,281
Long-term contracts	**15,574**	9,046
Operating loss carryforwards	**71,221**	54,452
Foreign tax credit carryforwards	**5,200**	8,171
Valuation allowance	**(62,559)**	(35,544)
Depreciation and amortization	**(153,633)**	(135,502)
Inventory	**13,531**	12,500
Net deferred tax asset (liability)	**$ 14,733**	$ (31,547)
Change in net deferred tax asset (liability):		
Provision for deferred tax	**$ (29,095)**	$ (44,902)
Items of other comprehensive income (loss)	**67,589**	(7,528)
Acquisitions	**7,786**	18,704
Total change in net deferred tax	**$ 46,280**	$ (33,726)

At June 30, 2002, the Company recognized tax benefits of $71,221 resulting from $319,948 in operating loss carryforwards. Some of the loss carryforwards can be carried forward indefinitely and others can be carried forward from one to 19 years. A valuation allowance has been established due to the uncertainty of realizing certain operating loss carryforwards. The recognition of any future tax benefit resulting from the reduction of $35,763 of the valuation allowance will reduce any goodwill related to the Commercial Intertech acquisition remaining at the time of the reduction.

Provision has not been made for additional U.S. or foreign taxes on undistributed earnings of certain international operations as those earnings will continue to be reinvested. It is not practicable to estimate the additional taxes, including applicable foreign withholding taxes, that might be payable on the eventual remittance of such earnings.

Accumulated undistributed earnings of foreign operations reinvested in their operations amounted to $267,093, $333,796 and $276,481, at June 30, 2002, 2001 and 2000, respectively.

5. Earnings Per Share

Earnings per share have been computed according to SFAS No. 128, "Earnings per Share." Basic earnings per share is computed using the weighted average number of shares of common stock outstanding during the year.

Diluted earnings per share is computed using the weighted average number of common shares and common share equivalents outstanding during the year. Common share equivalents represent the dilutive effect of outstanding stock options. The computation of net income per share was as follows:

	2002	2001	2000
Numerator:			
Net income applicable to common shares	**$ 130,150**	$ 340,792	$ 368,232
Denominator:			
Basic - weighted average common shares	**115,408,872**	114,304,977	110,330,711
Increase in weighted average from dilutive effect of exercise of stock options	**651,847**	759,470	913,921
Diluted - weighted average common shares, assuming exercise of stock options	**116,060,719**	115,064,447	111,244,632
Basic earnings per share	**$ 1.13**	$ 2.98	$ 3.34
Diluted earnings per share	**$ 1.12**	$ 2.96	$ 3.31

6. Inventories

Inventories valued on the last-in, first-out cost method were approximately 42% in 2002 and 44% in 2001 of total inventories. The current cost of these inventories exceeds their valuation determined on the LIFO basis by $151,329 in 2002 and $147,300 in 2001. Progress payments of $15,720 in 2002 and $18,969 in 2001 are netted against inventories.

7. Goodwill and Intangible Assets

On July 1, 2001 the Company adopted the provisions of SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that all business combinations be accounted for by the purchase method and that certain intangible assets be recognized as assets apart from goodwill. SFAS No. 142 provides that goodwill should not be amortized but should instead be tested for impairment annually at the reporting unit level. In accordance with SFAS No. 142 the Company completed a transitional goodwill impairment test which resulted in no impairment loss being recognized. The Company also completed an annual goodwill impairment test required by SFAS No. 142 as well as an additional goodwill impairment test conducted due to a change in circumstances that indicated that the fair value of a reporting unit may be lower than its carrying value. Goodwill impairment tests resulted in an impairment charge of $39,516 ($37,137 after-tax or $.32 per share). Of the impairment charge, $28,354 was recorded in the Industrial Segment and $11,162 was recorded in the Other Segment. The Company used a discounted cash flow analysis for purposes of estimating the fair value of a reporting unit. The impairment charge primarily resulted from declining market conditions and lower future growth potential relative to expectations at the acquisition date for the reporting units involved.

The following reflects net income and earnings per share adjusted as though the adoption of SFAS No. 142 occurred as of the beginning of fiscal 2001 and 2000:

Net income	**2002**	2001	2000
As reported	**$ 130,150**	$ 340,792	$ 368,232
Goodwill amortization		51,206	30,434
Adjusted net income	**$ 130,150**	$ 391,998	$ 398,666
Basic earnings per share			
As reported	**$ 1.13**	$ 2.98	$ 3.34
Goodwill amortization		.44	.28
Adjusted basic earnings per share	**$ 1.13**	$ 3.42	$ 3.62
Diluted earnings per share			
As reported	**$ 1.12**	$ 2.96	$ 3.31
Goodwill amortization		.44	.27
Adjusted diluted earnings per share	**$ 1.12**	$ 3.40	$ 3.58

The changes in the carrying amount of goodwill for the year ended June 30, 2002 are as follows:

	Industrial Segment	Aerospace Segment	Other Segment	Total
Balance June 30, 2001	$ 769,675	$ 76,090	$ 107,883	$ 953,648
Acquisitions	58,707		45,209	103,916
Balance sheet reclassification			29,757	29,757
Impairment loss	(28,354)		(11,162)	(39,516)
Goodwill adjustments and other	29,016	126	6,821	35,963
Balance June 30, 2002	**$829,044**	**$76,216**	**$178,508**	**$1,083,768**

"Balance sheet reclassification" represents the change in the balance sheet presentation during fiscal 2002 for net assets held for sale. "Goodwill adjustments and other" primarily represent final adjustments to the purchase price allocation for acquisitions completed within the last fiscal year and foreign currency translation adjustments.

Intangible assets are amortized on a straight-line method over their legal or estimated useful life. The following summarizes the gross carrying value and accumulated amortization for each major category of intangible asset:

(Dollars in thousands, except per share amounts)

June 30,	2002		2001	
	Gross carrying amount	**Accumulated amortization**	Gross carrying amount	Accumulated amortization
Patents	**$ 22,356**	**$ 9,930**	$ 10,731	$ 8,920
Trademarks	**17,058**	**644**		
Engineering drawings and other	**24,576**	**2,130**	7,732	476
Total	**$ 63,990**	**$ 12,704**	$ 18,463	$ 9,396

Total intangible amortization expense in 2002 and 2001 was $3,308 and $511, respectively. The estimated amortization expense for the five years ending June 30, 2003 through 2007 are $6,165, $6,226, $5,147, $3,837 and $3,417, respectively.

8. Financing Arrangements

The Company has committed lines of credit totaling $825,000 through two multi-currency unsecured revolving credit agreements with a group of banks, of which $456,850 was available at June 30, 2002. One agreement, totaling $325,000, expires September 2002, and the other, totaling $500,000, expires September 2006. The interest on borrowings is based upon the terms of each specific borrowing and is subject to market conditions. These agreements also require facility fees of up to 9/100ths of one percent of the commitment per annum at the Company's present rating level. Covenants in some of the agreements include a limitation on the Company's ratio of debt to total capitalization. It is the Company's policy to reduce the amount available for borrowing under the revolving credit agreements, on a dollar for dollar basis, by the amount of commercial paper notes outstanding.

The Company has other lines of credit, primarily short-term, aggregating $200,647 from various foreign banks, of which $164,808 was available at June 30, 2002. Most of these agreements are renewed annually.

During fiscal 2002 the Company issued $200,000 of medium-term notes. As of June 30, 2002 the Company has $1,000,000 available under its universal shelf registration statement.

The Company is authorized to sell up to $825,000 of short-term commercial paper notes, rated A-1 by Standard & Poor's, P-1 by Moody's and F-1 by Fitch, Inc. At June 30, 2002 there were $368,150 of commercial paper notes outstanding.

Commercial paper notes, along with short-term borrowings from foreign banks, primarily make up the balance of Notes payable. The balance and weighted average interest rate of the Notes payable at June 30, 2002 and 2001 were $396,883 and 3.4% and $526,809 and 5.9%, respectively.

9. Debt

June 30,	2002	2001
Domestic:		
Debentures		
7.30%, due 2011	**$ 100,000**	$ 100,000
Fixed rate medium-term notes		
5.65% to 7.39%, due 2004-2019	**370,000**	370,000
Variable rate medium-term notes		
2.84%, due 2004	**200,000**	
ESOP loan guarantee		
6.34%, due 2009	**77,354**	88,595
Variable rate demand bonds		
1.25% to 1.30%, due 2010-2025	**20,035**	20,035
Foreign:		
Bank loans, including revolving credit		
1.0% to 13.0%, due 2003-2019	**23,655**	17,032
Euro Notes		
6.25%, due 2006	**297,420**	255,090
Other long-term debt, including capitalized leases	**20,229**	26,019
Total long-term debt	**1,108,693**	876,771
Less long-term debt payable within one year	**19,810**	19,693
Long-term debt, net	**$1,088,883**	$ 857,078

In 2002 the Company issued $200,000 of variable rate medium-term notes due 2004. The Company used the proceeds from the issuance to repay a portion of its outstanding commercial paper note borrowings. In 2001 the Company redeemed its outstanding $100,000, 9.75% debentures due 2002-2021. The extraordinary loss for this transaction, including an early-redemption premium and the write-off of deferred issuance costs, was $5,413 ($3,378 after-tax or $.03 per share). Commercial paper note borrowings were used to finance the redemption.

Principal amounts of Long-term debt payable in the five years ending June 30, 2003 through 2007 are $19,810, $397,841, $15,863, $317,447 and $37,471, respectively. The carrying value of the Company's Long-term debt (excluding leases and cross-currency swaps) was $1,101,363 and $868,826 at June 30, 2002 and 2001, respectively, and was estimated to have a fair value of $1,144,466 and $857,755, at June 30, 2002 and 2001, respectively. The estimated fair value of the Long-term debt was estimated using discounted cash flow analyses based on the Company's current incremental borrowing rate for similar types of borrowing arrangements. Some of the debt agreements include a limitation on the Company's ratio of debt to tangible net worth.

ESOP loan guarantee – In 1999 the Company's Employee Stock Ownership Plan (ESOP) was leveraged when the ESOP Trust borrowed $112,000 and used the proceeds to purchase 3,055,413 shares of the Company's common stock from the Company's treasury. The Company used the proceeds to pay down commercial paper note borrowings. The loan is unconditionally guaranteed by the Company and therefore the unpaid balance of the borrowing is reflected on the Consolidated Balance Sheet as Long-term debt. A corresponding amount representing Unearned compensation is recorded as a deduction from Shareholders' equity.

Lease Commitments – Future minimum rental commitments as of June 30, 2002, under noncancelable operating leases, which expire at various dates, are as follows: 2003-$52,463; 2004-$38,218; 2005-$25,755; 2006-$13,645; 2007-$10,574 and after 2007-$26,672.

Rental expense in 2002, 2001 and 2000 was $61,528, $55,989 and $40,371, respectively.

10. Retirement Benefits

Pensions – The Company has noncontributory defined benefit pension plans covering eligible employees, including certain employees in foreign countries. Plans for most salaried employees provide pay-related benefits based on years of service. Plans for hourly employees generally provide benefits based on flat-dollar amounts and years of service. The Company also has contractual arrangements with certain key employees which provide for supplemental retirement benefits. In general, the Company's policy is to fund these plans based on legal requirements, tax considerations, local practices and investment opportunities. The Company also sponsors defined contribution plans and participates in government-sponsored programs in certain foreign countries.

Pension cost (income) for all plans were $32,004, $(14,503) and $9,304 for 2002, 2001 and 2000, respectively. Pension cost (income) for all defined benefit plans accounted for using SFAS No. 87, "Employers' Accounting for Pensions," were as follows:

	2002	2001	2000
Service cost	**$ 54,886**	$ 43,382	$ 38,179
Interest cost	**104,152**	84,526	68,807
Expected return on plan assets	**(143,816)**	(146,908)	(102,346)
Net amortization and deferral and other	**10,107**	1,837	(375)
Net periodic benefit cost (income)	**$ 25,329**	$ (17,163)	$ 4,265

Change in benefit obligation	**2002**	2001
Benefit obligation at beginning of year	**$1,476,445**	$ 1,167,614
Service cost	**54,886**	43,382
Interest cost	**104,152**	84,526
Actuarial loss	**13,077**	27,695
Benefits paid	**(71,641)**	(57,031)
Plan amendments	**44,460**	62,258
Acquisitions	**11,522**	53,810
Liability transferred from other postretirement benefits	**3,784**	117,645
Other	**27,143**	(23,454)
Benefit obligation at end of year	**$1,663,828**	$ 1,476,445
Change in plan assets		
Fair value of plan assets at beginning of year	**$1,439,015**	$ 1,582,085
Actual (loss) on plan assets	**(73,035)**	(136,584)
Employer contributions	**17,450**	14,523
Benefits paid	**(65,000)**	(51,495)
Acquisitions	**2,026**	47,442
Other	**17,029**	(16,956)
Fair value of plan assets at end of year	**$1,337,485**	$ 1,439,015
Funded status		
Plan assets (under) benefit obligation	**$ (326,343)**	$ (37,430)
Unrecognized net actuarial loss	**368,421**	138,787
Unrecognized prior service cost	**118,753**	82,867
Unrecognized initial net (asset)	**(2,566)**	(4,763)
Net amount recognized	**$ 158,265**	$ 179,461
Amounts recognized on the Consolidated Balance Sheet		
Prepaid benefit cost	**$ 270,750**	$ 362,136
Accrued benefit liability	**(400,104)**	(182,675)
Intangible asset	**115,242**	
Accumulated other comprehensive loss	**172,377**	
Net amount recognized	**$ 158,265**	$ 179,461

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $1,425,785, $1,262,038 and $1,107,169, respectively, at June 30, 2002, and $763,442, $646,434 and $531,724, respectively, at June 30, 2001.

The plans' assets consist primarily of listed common stocks and corporate and government bonds. At June 30, 2002 and 2001, the plans' assets included Company stock with market values of $56,345 and $44,520, respectively.

(Dollars in thousands, except per share amounts)

The assumptions used to measure the benefit obligations for the Company's significant defined benefit plans are:

	2002	2001
U.S. defined benefit plans		
Discount rate	**7.25%**	7.5%
Average increase in compensation	**4.9%**	4.9%
Expected return on plan assets	**9.5%**	10%
Non-U.S. defined benefit plans		
Discount rate	**4.5 to 6.75%**	4.75 to 7%
Average increase in compensation	**3 to 4%**	3 to 4%
Expected return on plan assets	**5 to 8%**	6 to 8.5%

Employee Savings Plan **–** The Company sponsors an employee stock ownership plan (ESOP) as part of its existing savings and investment 401(k) plan. The ESOP is available to eligible domestic employees, including the participants of a Commercial Intertech plan which was merged into the ESOP on December 31, 2001. Parker Hannifin common stock is used to match contributions made by employees to the ESOP up to a maximum of 4.0 percent of an employee's annual compensation. Prior to May 1, 2001, the Company matched contributions made by employees to the ESOP up to a maximum of 3.5 percent of annual compensation. A breakdown of shares held by the ESOP is as follows:

	2002	2001	2000
Allocated shares	**9,023,664**	8,882,757	8,660,550
Committed-to-be-released shares		77,038	77,038
Suspense shares	**2,384,301**	2,936,821	3,373,734
Total shares held by the ESOP	**11,407,965**	11,896,616	12,111,322
Fair value of suspense shares	**$113,946**	$124,639	$115,550

In 1999 the ESOP was leveraged and the loan was unconditionally guaranteed by the Company. The Company's matching contribution and dividends on the shares held by the ESOP are used to repay the loan, and shares are released from the suspense account as the principal and interest are paid. A portion of the shares in the ESOP suspense account are not considered outstanding for purposes of earnings per share computations until they are released. Company contributions to the ESOP, recorded as compensation and interest expense, were $38,449 in 2002, $32,086 in 2001 and $26,984 in 2000. Dividends earned by the suspense shares and interest income within the ESOP totaled $1,965 in 2002, $2,264 in 2001 and $1,214 in 2000.

In addition to shares within the ESOP, as of June 30, 2002 employees have elected to invest in 2,415,807 shares of common stock within the Company Stock Fund of the Parker Retirement Savings Plan.

Other Postretirement Benefits **–** The Company provides postretirement medical and life insurance benefits to certain retirees and eligible dependents. Most plans are contributory, with retiree contributions adjusted annually. The plans are unfunded and pay stated percentages of covered medically necessary expenses incurred by retirees, after subtracting payments by Medicare or other providers and after stated deductibles have been met. For most plans, the Company has established cost maximums to more effectively control future medical costs. The Company has reserved the right to change or eliminate these benefit plans. Effective May 1, 2001 the Company amended its postretirement medical plan for certain employees to make the plan fully employee paid and to provide employees instead with supplements in the funded defined benefit pension plans. The supplements were calculated to be in the aggregate at least equivalent to the value provided by the Company paid portion of the retiree medical coverage. As such, the benefit obligation as of May 1, 2001 related to the postretirement medical coverage is now reflected as a benefit obligation of the defined pension benefit plans.

Postretirement benefit cost included the following components:

	2002	2001	2000
Service cost	**$ 1,286**	$ 4,690	$ 4,499
Interest cost	**5,494**	12,283	10,762
Net amortization and deferral	**(849)**	(3,047)	(2,758)
Net periodic benefit cost	**$ 5,931**	$ 13,926	$ 12,503

Change in benefit obligation	**2002**	2001
Benefit obligation at beginning of year	**$ 82,945**	$ 170,587
Service cost	**1,286**	4,690
Interest cost	**5,494**	12,283
Actuarial (gain) loss	**(582)**	11,882
Benefits paid	**(7,373)**	(11,414)
Acquisitions and other	**(1,844)**	(5,478)
Liability transferred to defined benefit pension plans	**(3,704)**	(99,605)
Benefit obligation at end of year	**$ 76,222**	$ 82,945

Funded status		
Benefit obligation in excess of plan assets	**$ (76,222)**	$ (82,945)
Unrecognized net actuarial (gain)	**(2,765)**	(2,430)
Unrecognized prior service cost	**(5,123)**	(5,984)
Net amount recognized	**$ (84,110)**	$ (91,359)

Amounts recognized on the Consolidated Balance Sheet:		
Accrued benefit liability	**$ (84,110)**	$ (91,359)

The assumptions used to measure the postretirement benefit obligations are:

	2002	2001
Discount rate	**7.25%**	7.5%
Current medical cost trend rate	**8%**	8.5%
Ultimate medical cost trend rate	**5.5%**	5.5%
Medical cost trend rate decreases to ultimate in year	**2007**	2007

A one percentage point change in assumed health care cost trend rates would have the following effects:

	1% Increase	1% Decrease
Effect on total of service and interest cost components	**$ 687**	**$ (568)**
Effect on postretirement benefit obligation	**$ 6,989**	**$(5,909)**

Other – The Company has established nonqualified deferred compensation programs which permit officers, directors and certain management employees annually to elect to defer a portion of their compensation, on a pre-tax basis, until their retirement. The retirement benefit to be provided is based on the amount of compensation deferred, Company match, and earnings on the deferrals. Deferred compensation expense was $1,212, $3,217 and $17,157 in 2002, 2001 and 2000, respectively.

The Company has invested in corporate-owned life insurance policies to assist in funding these programs. The policies are held in a rabbi trust and are recorded as assets of the Company.

11. Shareholders' Equity

Common Shares	2002	2001	2000
Balance July 1	**$ 58,705**	$ 58,301	$ 55,973
Shares issued under stock incentive plans (2002 – 450,314; 2001 – 807,293; 2000 – 331,421)	**225**	404	164
Shares issued for purchase acquisition	**132**		2,164
Balance June 30	**$ 59,062**	$ 58,705	$ 58,301

Additional Capital	2002	2001	2000
Balance July 1	**$ 346,228**	$ 328,938	$ 132,227
Shares issued under stock option plans	**9,200**	9,197	(2,137)
Tax benefit of stock option plans	**(81)**	8,621	5,897
Shares issued for purchase acquisition	**12,949**		190,379
Restricted stock issued (surrendered)	**761**	(104)	
Shares related to ESOP	**9,861**	(424)	2,572
Balance June 30	**$ 378,918**	$ 346,228	$ 328,938

Retained Earnings	2002	2001	2000
Balance July 1	**$2,426,496**	$ 2,165,625	$ 1,872,356
Net income	**130,150**	340,792	368,232
Cash dividends paid on common shares, net of tax benefit of ESOP shares	**(82,838)**	(79,921)	(74,963)
Balance June 30	**$2,473,808**	$ 2,426,496	$ 2,165,625

Unearned Compensation Related to ESOP	2002	2001	2000
Balance July 1	**$ (96,398)**	$ (110,818)	$ (112,000)
Unearned compensation related to ESOP debt guarantee	**16,924**	14,420	13,747
ESOP shares related to acquisition			(12,565)
Balance June 30	**$ (79,474)**	$ (96,398)	$ (110,818)

Deferred Compensation Related to Stock Options	2002	2001	2000
Balance July 1	**$ 2,347**	$ 1,304	$
Deferred compensation related to stock options		1,043	1,304
Balance June 30	**$ 2,347**	$ 2,347	$ 1,304

Accumulated Other Comprehensive (Loss)	2002	2001	2000
Balance July 1	**$ (204,531)**	$ (125,458)	$ (92,858)
Foreign currency translation	**69,673**	(89,659)	(32,600)
Unrealized (loss) gain on marketable securities (net of tax of: 2002 – $3,059; 2001 – $7,768)	**(5,076)**	12,919	
Realized (gain) on marketable securities (net of tax of: 2001 – $1,406)		(2,333)	
Minimum pension liability (net of tax of: 2002 – $64,814)	**(107,563)**		
Balance June 30	**$ (247,497)**	$ (204,531)	$ (125,458)

Common Stock in Treasury	2002	2001	2000
Balance July 1	**$ (3,932)**	$ (8,434)	$ (1,836)
Shares purchased at cost (2002 – 230,000; 2000 – 288,543)	**(8,054)**		(11,132)
Shares issued under stock option plans (2002 – 233,244; 2001 – 82,047; 2000 – 122,957)	**8,498**	3,226	4,964
Shares issued for purchase acquisition			(17)
Restricted stock (surrendered) issued	**(160)**	1,276	(413)
Balance June 30	**$ (3,648)**	$ (3,932)	$ (8,434)

Shares surrendered upon exercise of stock options; 2002 – 381,779; 2001 – 269,771; 2000 – 235,386.

Share Repurchases – The Board of Directors has authorized the repurchase of a total of 5.05 million of the Company's common shares. At June 30, 2002, the remaining authorization to repurchase was 3.05 million shares. Repurchases are made on the open market, at prevailing prices, and are funded from operating cash flows. The shares are initially held as treasury stock.

12. Stock Incentive Plans

Employees' Stock Options – The Company's stock incentive plan provides for the granting of nonqualified options to officers and key employees to purchase shares of common stock at a price not less than 100 percent of the fair market value of the stock on the dates options are granted. Outstanding options generally are exercisable either one or two years after the date of grant and expire no more than ten years after grant.

The Company derives a tax deduction measured by the excess of the market value over the option price at the date nonqualified options are exercised. The related tax benefit is credited to Additional capital.

As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation," the Company continues to account for its stock option and stock incentive plans in accordance with Accounting Principles Board Opinion No. 25, "Accounting for

(Dollars in thousands, except per share amounts)

Stock Issued to Employees," and makes no charges against capital with respect to options granted. SFAS No. 123 does, however, require the disclosure of pro forma information regarding Net Income and Earnings per share determined as if the Company had accounted for its stock options under the fair value method. For purposes of this pro forma disclosure the estimated fair value of the options is amortized to expense over the options' vesting period.

		2002	2001	2000
Net income:	As reported	**$ 130,150**	$ 340,792	$ 368,232
	Pro forma	**$ 115,348**	$ 329,776	$ 361,753
Earnings per share:				
Basic	As reported	**$ 1.13**	$ 2.98	$ 3.34
	Pro forma	**$ 1.00**	$ 2.89	$ 3.28
Diluted	As reported	**$ 1.12**	$ 2.96	$ 3.31
	Pro forma	**$ 0.99**	$ 2.87	$ 3.25

The fair value for the significant options granted in 2002, 2001 and 2000 were estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

	Aug/01	Aug/00	Aug/99
Risk-free interest rate	**4.6%**	6.1%	6.1%
Expected life of option	**4.8 yrs**	4.6 yrs	4.6 yrs
Expected dividend yield of stock	**1.6%**	1.6%	1.7%
Expected volatility of stock	**36.6%**	36.2%	33.8%

Options exercisable and shares available for future grant on June 30:

	2002	2001	2000
Options exercisable	**3,440,843**	3,256,705	3,483,071
Weighted-average option price per share of options exercisable	**$ 34.75**	$ 30.40	$ 25.51
Weighted-average fair value of options granted during the year	**$ 14.94**	$ 12.44	$ 14.62
Shares available for grant	**785,797**	1,436,436	2,225,012

On July 1, 2002, 2,950,604 shares are available for grant pursuant to the Company's stock incentive plan.

A summary of the status and changes of shares subject to options and the related average price per share follows:

	Shares Subject To Options	Average Option Price Per Share
Outstanding June 30, 2000	4,969,902	$ 30.03
Granted	1,464,311	36.00
Exercised	(1,159,111)	21.70
Canceled	(81,886)	
Outstanding June 30, 2001	5,193,216	$ 33.33
Granted	**2,148,477**	**44.73**
Exercised	**(1,041,931)**	**26.86**
Canceled	**(77,852)**	
Outstanding June 30, 2002	**6,221,910**	**$ 38.29**

The range of exercise prices and the remaining contractual life of options as of June 30, 2002 were:

Range of exercise prices	$12-$25	$26-$38	$41-$55
Options outstanding:			
Outstanding as of June 30, 2002	362,361	2,626,844	3,232,705
Weighted-average remaining contractual life	2.8 yrs	6.7 yrs	8.2 yrs
Weighted-average exercise price	$ 20.47	$ 32.89	$ 44.67
Options exercisable:			
Outstanding as of June 30, 2002	362,361	1,975,504	1,102,978
Weighted-average remaining contractual life	2.8 yrs	6.2 yrs	6.8 yrs
Weighted-average exercise price	$ 20.47	$ 31.89	$ 44.56

Restricted stock – Restricted stock was issued, under the Company's 1993 Stock Incentive Program, to certain key employees under the Company's 1999-00-01, 1998-99-00 and 1997-98-99 Long Term Incentive Plans (LTIP). Value of the payments was set at the market value of the Company's common stock on the date of issuance. Shares were earned and awarded, and an estimated value was accrued, based upon attainment of criteria specified in the LTIP over the cumulative years of each 3-year Plan. Plan participants are entitled to cash dividends and to vote their respective shares, but the shares are restricted as to transferability for three years following issuance.

Restricted Shares for LTIP Plan	**2002**	2001	2000
Number of shares issued	**17,206**	26,976	8,023
Per share value on date of issuance	**$44.55**	$ 39.32	$ 42.04
Total value	**$ 767**	$ 1,061	$ 337

Under the Company's 2000-01-02 LTIP, a payout of 18,953 shares of restricted stock, from the Company's 1993 Stock Incentive Program, will be issued to certain key employees in 2003. The balance of the 2000-01-02 LTIP payout will be made as deferred cash compensation, or in cash if the participants are retired. The total payout, valued at $3,510, has been accrued over the three years of the plan.

In addition, non-employee members of the Board of Directors have been given the opportunity to receive all or a portion of their fees in the form of restricted stock. These shares vest ratably, on an annual basis, over the term of office of the director. In 2002, 2001 and 2000, 3,167, 5,464 and 6,012 shares, respectively, were issued in lieu of directors' fees.

Non-employee Directors' Stock Options – In August 1996, the Company adopted a stock option plan for non-employee directors to purchase shares of common stock at a price not less than 100 percent of the fair market value of the stock on the date the options are granted. Outstanding options are exercisable either one or two years after the date of grant and expire no more than ten years after grant.

A summary of the status and changes of shares subject to options and the related average price per share follows:

	Shares Subject To Options	Average Option Price Per Share
Outstanding June 30, 2000	31,150	$ 35.21
Granted	9,900	35.94
Canceled	(4,500)	
Outstanding June 30, 2001	36,550	$ 35.96
Granted	**11,163**	**46.63**
Exercised	**(6,200)**	**33.83**
Outstanding June 30, 2002	**41,513**	**$ 39.14**

As of June 30, 2002, 25,400 options were exercisable and 315,787 shares were available for grant.

At June 30, 2002, the Company had 7,397,287 common shares reserved for issuance in connection with its stock incentive plans.

13. Shareholders' Protection Rights Agreement

The Board of Directors of the Company declared a dividend of one Right for each share of Common Stock outstanding on February 17, 1997 in relation to the Company's Shareholder Protection Rights Agreement. As of June 30, 2002, 118,024,164 shares of Common Stock were reserved for issuance under this Agreement. Under certain conditions involving acquisition of or an offer for 15 percent or more of the Company's Common Stock, all holders of Rights, except an acquiring entity, would be entitled to purchase, at an exercise price of $100, a value of $200 of Common Stock of the Company or an acquiring entity, or at the option of the Board, to exchange each Right for one share of Common Stock. The Rights remain in existence until February 17, 2007, unless earlier redeemed (at one cent per Right), exercised or exchanged under the terms of the agreement. In the event of an unfriendly business combination attempt, the Rights will cause substantial dilution to the person attempting the business combination. The Rights should not interfere with any merger or other business combination that is in the best interest of the Company and its shareholders since the Rights may be redeemed.

14. Research and Development

Research and development costs amounted to $109,090 in 2002, $115,004 in 2001 and $94,781 in 2000. Customer reimbursements included in the total cost for each of the respective years were $13,517, $17,143 and $16,409. Costs include those costs related to independent research and development as well as customer reimbursed and unreimbursed development programs.

15. Contingencies

The Company is involved in various litigation arising in the normal course of business, including proceedings based on product liability claims, workers' compensation claims and alleged violations of various environmental laws. The Company is self-insured in the U.S. for health care, workers' compensation, general liability and product liability up to predetermined amounts, above which third party insurance applies. The Company purchases third party product liability insurance for products manufactured by its international operations and for products that are used in aerospace applications. Management regularly reviews the probable outcome of these proceedings, the expenses expected to be incurred, the availability and limits of the insurance coverage, and the established accruals for liabilities. While the outcome of pending proceedings cannot be predicted with certainty, management believes that any liabilities that may result from these proceedings will not have a material adverse effect on the Company's liquidity, financial condition or results of operations.

Environmental – The Company is currently involved in environmental remediation at 21 manufacturing facilities presently or formerly operated by the Company and has been named as a "potentially responsible party," along with other companies, at two off-site waste disposal facilities and one regional Superfund site.

As of June 30, 2002, the Company has a reserve of $13,391 for environmental matters which are probable and reasonably estimable. This reserve is recorded based upon the best estimate of costs to be incurred in light of the progress made in determining the magnitude of remediation costs, the timing and extent of remedial actions required by governmental authorities, and the amount of the Company's liability in proportion to other responsible parties. This reserve is net of $8,304 for discounting, at a four percent discount rate, a portion of the costs at 12 locations to operate and maintain remediation treatment systems as well as gauge treatment system effectiveness through monitoring and sampling over periods ranging from five to 30 years. The Company also has an account receivable, presented separately from the recorded liability on the Consolidated Balance Sheet, of $139 for anticipated insurance recoveries.

The Company's estimated total liability for the above mentioned sites ranges from a minimum of $13,391 to a maximum of $34,920. The actual costs to be incurred by the Company will be dependent on final determination of remedial action required, negotiations with federal and state agencies, changes in regulatory requirements and technology innovation, the effectiveness of remedial technologies employed, the ability of other responsible parties to pay, and any insurance or third party recoveries.

(Dollars in thousands, except per share amounts)

16. Quarterly Information (Unaudited)

2002 (a)	1st	2nd	3rd	4th	Total
Net sales	**$1,475,867**	**$1,437,330**	**$1,578,332**	**$1,657,593**	**$6,149,122**
Gross profit	**278,242**	**233,437**	**269,087**	**251,786**	**1,032,552**
Net income (loss)	**60,581**	**29,062**	**52,357**	**(11,850)**	**130,150**
Diluted earnings (loss) per share	**.52**	**.25**	**.45**	**(.10)**	**1.12**

2001 (b) (c)	1st	2nd	3rd	4th	Total
Net sales	$ 1,485,131	$ 1,467,619	$ 1,542,058	$ 1,484,796	$ 5,979,604
Gross profit	326,102	315,255	320,815	289,276	1,251,448
Income before extraordinary item	125,046	78,314	91,452	49,358	344,170
Net income	125,046	78,314	88,074	49,358	340,792
Diluted earnings per share before extraordinary item	1.09	.68	.80	.42	2.99
Diluted earnings per share	1.09	.68	.77	.42	2.96

(a) Results for the first quarter include a $5,041 charge ($3,302 after-tax or $.03 per share) related primarily to business realignment costs. Results for the second quarter include a $7,335 charge ($4,804 after-tax or $.04 per share) related to business realignment costs and a $4,973 charge ($4,973 after-tax or $.04 per share) related to an equity investment adjustment. Results for the third quarter include a $3,878 charge ($2,540 after-tax or $.02 per share) related to business realignment costs. Results for the fourth quarter include a $21,098 charge ($13,819 after-tax or $.12 per share) related to business realignment costs and a $39,516 goodwill impairment charge ($37,137 after-tax or $.32 per share).

(b) Results for the first quarter include a gain on the sale of real property of $55,548 ($34,662 after-tax or $.30 per share) and a charge of $8,437 ($5,815 after-tax or $.05 per share) primarily related to certain asset impairments. Results for the fourth quarter include a charge of $28,008 ($17,477 after-tax or $.15 per share) related primarily to business realignment costs and certain corporate accruals.

(c) Results for each quarter include goodwill amortization as follows: $14,709 ($12,641 after-tax or $.11 per share) in the first quarter, $13,854 ($11,907 after-tax or $.10 per share) in the second quarter, $15,185 ($13,050 after-tax or $.11 per share) in the third quarter, and $15,834 ($13,608 after-tax or $.12 per share) in the fourth quarter.

17. Stock Prices and Dividends (Unaudited)

(In dollars)		1st	2nd	3rd	4th	Full Year
2002	**High**	**$46.35**	**$47.31**	**$54.88**	**$51.89**	**$54.88**
	Low	**30.40**	**33.60**	**43.65**	**44.27**	**30.40**
	Dividends	**.180**	**.180**	**.180**	**.180**	**.720**
2001	High	$ 39.69	$ 47.44	$ 46.75	$ 50.10	$ 50.10
	Low	31.00	31.25	37.66	38.50	31.00
	Dividends	.170	.170	.180	.180	.700
2000	High	$ 48.13	$ 51.44	$ 54.00	$ 48.31	$ 54.00
	Low	43.13	41.19	33.94	34.25	33.94
	Dividends	.170	.170	.170	.170	.680

Common Stock Listing: New York Stock Exchange, Stock Symbol PH

	2002	2001(a)	2000	1999
Net sales	**$ 6,149,122**	$ 5,979,604	$ 5,385,618	$ 4,986,696
Cost of sales	**5,116,570**	4,728,156	4,186,850	3,897,266
Selling, general and administrative expenses	**686,485**	679,963	575,906	550,681
Goodwill impairment loss	**39,516**			
Non-recurring charges — Restructuring & Asset impairment				
Interest expense	**82,484**	90,362	59,183	63,697
Income taxes	**87,886**	189,426	193,955	167,193
Income — continuing operations	**130,150**	344,170	368,232	310,501
Net income	**130,150**	340,792	368,232	310,501
Basic earnings per share — continuing operations	**1.13**	3.01	3.34	2.85
Diluted earnings per share — continuing operations	**1.12**	2.99	3.31	2.83
Basic earnings per share	**1.13**	2.98	3.34	2.85
Diluted earnings per share	**$ 1.12**	$ 2.96	$ 3.31	$ 2.83
Average number of shares outstanding — Basic	**115,409**	114,305	110,331	108,800
Average number of shares outstanding — Diluted	**116,061**	115,064	111,245	109,679
Cash dividends per share	**$ .720**	$ .700	$ .680	$ .640
Net income as a percent of net sales	**2.1%**	5.7%	6.8%	6.2%
Return on average assets	**2.3%**	6.8%	8.8%	8.6%
Return on average equity	**5.1%**	14.1%	17.7%	17.6%
Book value per share	**$ 22.26**	$ 21.99	$ 20.31	$ 17.03
Working capital	**$ 875,781**	$ 783,233	$ 966,810	$ 1,020,171
Ratio of current assets to current liabilities	**1.6**	1.6	1.8	2.4
Plant and equipment, net	**$ 1,696,965**	$ 1,548,688	$ 1,340,915	$ 1,200,869
Total assets	**5,752,583**	5,337,661	4,646,299	3,705,888
Long-term debt	**1,088,883**	857,078	701,762	724,757
Shareholders' equity	**$ 2,583,516**	$ 2,528,915	$ 2,309,458	$ 1,853,862
Debt to debt-equity percent	**36.8%**	35.7%	31.0%	29.8%
Depreciation	**$ 231,235**	$ 200,270	$ 167,356	$ 164,577
Capital expenditures	**$ 206,564**	$ 334,748	$ 230,482	$ 230,122
Number of employees	**48,176**	46,302	43,895	38,928
Number of shareholders	**53,001**	50,731	47,671	39,380
Number of shares outstanding at year-end	**116,051**	114,989	113,707	108,846

(a) Includes an extraordinary item for the early retirement of debt.

(b) Includes the cumulative effect of changes in accounting principles for SFAS No. 106, Employer's Accounting for Postretirement Benefits Other than Pensions and SFAS No. 109, Accounting for Income Taxes.

Net Sales
Millions of Dollars



7,000
6,000
5,000
4,000
3,000
2,000
1,000
92 93 94 95 96 97 98 99 00 01 02

Net Income
Millions of Dollars



Continuing Operations
Net Income
490
420
350
280
210
140
70
92 93 94 95 96 97 98 99 00 01 02

Diluted Earnings Per Share
Dollars



Continuing Operations
Net Income
4.90
4.20
3.50
2.80
2.10
1.40
0.70
92 93 94 95 96 97 98 99 00 01 02

(Amounts in thousands, except per share information)

	1998 (a)	1997	1996	1995	1994(a)	1993	1992 (b)
	$ 4,658,229	$ 4,113,339	$ 3,586,448	$ 3,214,370	$ 2,576,337	$ 2,489,323	$ 2,375,808
	3,576,198	3,175,246	2,756,343	2,448,264	2,053,376	2,004,955	1,925,800
	532,134	475,180	425,449	384,581	302,668	310,765	282,861
					54,256	22,879	14,798
	52,787	46,659	36,667	30,922	37,832	47,056	52,190
	180,762	150,828	134,812	130,169	60,274	43,010	41,912
	323,226	274,039	239,667	218,238	52,175	65,056	63,479
	319,551	274,039	239,667	218,238	47,652	65,056	11,218
	2.91	2.46	2.15	1.97	.48	.60	.58
	2.88	2.44	2.14	1.96	.48	.59	.58
	2.88	2.46	2.15	1.97	.43	.60	.10
	$ 2.85	$ 2.44	$ 2.14	$ 1.96	$ .43	$ .59	$ .10
	110,869	111,602	111,261	110,576	109,661	109,064	108,644
	111,959	112,518	112,189	111,149	110,270	109,379	108,995
	$ .600	$ .506	$ .480	$ .453	$ .436	$ .427	$ .413
	6.9%	6.7%	6.7%	6.8%	1.8%	2.6%	0.5%
	9.8%	9.3%	9.2%	10.3%	2.5%	3.3%	0.6%
	19.8%	18.7%	18.6%	20.2%	5.0%	7.0%	1.2%
	$ 15.32	$ 13.87	$ 12.42	$ 10.73	$ 8.78	$ 8.53	$ 8.58
	$ 791,305	$ 783,550	$ 635,242	$ 593,761	$ 526,864	$ 588,189	$ 672,173
	1.8	2.1	1.8	1.9	2.0	2.3	2.8
	$ 1,135,225	$ 1,020,743	$ 991,777	$ 815,771	$ 717,300	$ 736,056	$ 752,490
	3,524,821	2,998,946	2,887,124	2,302,209	1,925,744	1,963,590	1,958,120
	512,943	432,885	439,797	237,157	257,259	378,476	446,974
	$ 1,683,450	$ 1,547,301	$ 1,383,958	$ 1,191,514	$ 966,351	$ 932,900	$ 934,019
	31.6%	24.5%	30.7%	21.9%	22.7%	33.3%	34.0%
	$ 153,633	$ 146,253	$ 126,544	$ 110,527	$ 106,546	$ 109,673	$ 102,628
	$ 236,945	$ 189,201	$ 201,693	$ 151,963	$ 99,914	$ 91,484	$ 84,955
	39,873	34,927	33,289	30,590	26,730	25,646	26,669
	44,250	43,014	35,403	35,629	29,625	30,414	30,836
	109,873	111,527	111,438	111,003	110,115	109,352	108,920

Total Assets
Millions of Dollars


6,300
5,400
4,500
3,600
2,700
1,800
900
92 93 94 95 96 97 98 99 00 01 02

Long-Term Debt
Millions of Dollars


6,300
5,400
4,500
3,600
2,700
1,800
900
92 93 94 95 96 97 98 99 00 01 02

Shareholders' Equity
Millions of Dollars


6,300
5,400
4,500
3,600
2,700
1,800
900
92 93 94 95 96 97 98 99 00 01 02

Report of Independent Accountants

To the Shareholders and Board of Directors
Parker Hannifin Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income and cash flows present fairly, in all material respects, the financial position of Parker Hannifin Corporation and its subsidiaries (the "Company") at June 30, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the financial statements, effective July 1, 2001, the Company changed its method of accounting for goodwill to comply with the provisions of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets."

PricewaterhouseCoopers LLP

Cleveland, Ohio
July 26, 2002

Forward-Looking Statements

This Annual Report and other written reports and oral statements made from time to time by the Company may contain "forward-looking statements," all of which are subject to risks and uncertainties. All statements which address operating performance, events or developments that the Company expects or anticipates to occur in the future, including statements relating to growth, operating margin performance, earnings per share or statements expressing general opinions about future operating results or the markets in which the Company does business, are forward-looking statements.

These forward-looking statements rely on a number of assumptions concerning future events, and are subject to a number of uncertainties and other factors, many of which are outside the Company's control, that could cause actual results to differ materially from such statements. Such factors include:

- continuity of business relationships with and purchases by or from major customers or suppliers, including, delays or cancellations in shipments,
- ability of suppliers to provide materials as needed,
- uncertainties surrounding timing, successful completion or integration of acquisitions,
- competitive market conditions and resulting effects on sales and pricing,
- increases in raw-material and other production costs that cannot be recovered in product pricing,
- threats associated with terrorism,
- ability to achieve benefits associated with business realignment measures and other cost reduction programs,
- difficulties in introducing new products and entering new markets, and
- uncertainties surrounding the global economy and global market conditions, interest rate levels and the potential devaluation of currencies.

Any forward-looking statements are made based on known events and circumstances at the time. The Company undertakes no obligation to update or publicly revise these forward-looking statements to reflect events or circumstances that arise after the date of this Report.

Board of Directors

Chairman of the Board

DUANE E. COLLINS
Chairman of the Board
Parker Hannifin Corporation
Age: 66
Director since 1992
Chairman since 1999

Directors

JOHN G. BREEN [2,3,4]
Former Chairman and
Chief Executive Officer (Retired)
The Sherwin-Williams Company
(paints and coatings)
Age: 68
Director since 1980

PAUL C. ELY, JR. [1,3,4]
Former General Partner
Alpha Partners (Retired)
(venture capital seed financing)
Age: 70
Director since 1984

WILLIAM E. KASSLING [1,3]
Chairman of the Board
Wabtec
(services for the rail industry)
Age: 58
Director since 2001

ROBERT J. KOHLHEPP [1,3]
Chief Executive Officer
Cintas Corporation
(corporate identity uniform industry)
Age: 58
Director since 2002

DR. PETER W. LIKINS [1,2,3]
President, University of Arizona
Age: 66
Director since 1989

GIULIO MAZZALUPI [3,4]
Former President, Chief Executive
Officer and Director (Retired)
Atlas Copco AB
(industrial manufacturing)
Age: 61
Director since 1999

KLAUS-PETER MÜLLER [3,4]
Chairman of the Board
of Managing Directors
Commerzbank AG
Age: 58
Director since 1998

CANDY M. OBOURN [1,3]
Sr. VP, Chief Operating Officer
Health Imaging Systems
Eastman Kodak Company
(photography & digital imaging)
Age: 52
Director since 2002

HECTOR R. ORTINO [1,3]
Chairman, President and
Chief Executive Officer
Ferro Corporation
(manufacturer of
specialty materials)
Age: 60
Director since 1997

ALLAN L. RAYFIELD [1,2,3,4]
Former President
Chief Executive Officer and
Director M/A-COM, Inc.
(microwave manufacturing)
Age: 67
Director since 1984

WOLFGANG R.SCHMITT [1,2,3]
Chief Executive Officer
Trends 2 Innovation
(strategic growth consultants)
Age: 58
Director since 1992

DEBRA L. STARNES [2,3,4]
Consultant, Former
Senior Vice President
Lyondell Chemical Company
(petrochemical production)
Age: 49
Director since 1997

DENNIS W. SULLIVAN
Executive Vice President
Parker Hannifin Corporation
Age: 63
Director since 1983

DONALD E. WASHKEWICZ
President and
Chief Executive Officer
Parker Hannifin Corporation
Age: 52
Director since 2000

Committees of the Board

(1) Audit–
Chairman: H.R. Ortino

(2) Compensation and Management Development–
Chairman: J.G. Breen

(3) Nominating–
Chairman: A.L. Rayfield

(4) Finance–
Chairman: A.L. Rayfield

Corporate Management

DONALD E. WASHKEWICZ
President and
Chief Executive Officer
Age: 52
Years of Parker service: 30

MICHAEL J. HIEMSTRA
Executive Vice President –
Finance and Administration
and Chief Financial Officer
Age: 55
Years of Parker service: 15

DENNIS W. SULLIVAN
Executive Vice President
Age: 63
Years of Parker service: 42

JOHN D. MYSLENSKI
Senior Vice President
and Operating Officer
Age: 51
Years of Parker service: 29

NICKOLAS W. VANDE STEEG
Senior Vice President
and Operating Officer
Age: 59
Years of Parker service: 30

LEE C. BANKS
Vice President and President –
Instrumentation Group
Age: 39
Years of Parker service: 10

CLAUS BENEKER
Vice President –
Chief Technical Officer
Age: 62
Years of Parker service: 33

ROBERT W. BOND
Vice President and President –
Automation Group
Age: 44
Years of Parker service: 25

LYNN M. CORTRIGHT
Vice President and
President – Climate & Industrial
Controls Group
Age: 61
Years of Parker service: 37

DANA A. DENNIS
Vice President and Controller
Age: 54
Years of Parker service: 23

HEINZ DROXNER
Vice President and President –
Seal Group
Age: 57
Years of Parker service: 29

WILLIAM ELINE
Vice President –
Chief Information Officer
Age: 46
Years of Parker service: 23

DANIEL T. GAREY
Vice President –
Human Resources
Age: 59
Years of Parker service: 30

STEPHEN L. HAYES
Vice President and
President – Aerospace Group
Age: 61
Years of Parker service: 29

MARWAN M. KASHKOUSH
Vice President and
President – Hydraulics Group
Age: 48
Years of Parker service: 24

THOMAS W. MACKIE
Vice President and President –
Fluid Connectors Group
Age: 55
Years of Parker service: 29

JOHN K. OELSLAGER
Vice President and
President – Filtration Group
Age: 59
Years of Parker service: 35

THOMAS A. PIRAINO, JR.
Vice President,
General Counsel and Secretary
Age: 53
Years of Parker service: 20

TIMOTHY K. PISTELL
Vice President and Treasurer
Age: 55
Years of Parker service: 33

Ethical Conduct
Observing high ethical standards has contributed to Parker Hannifin's reputation for excellence. The Company Code of Ethics requires compliance with all relevant laws, while acting with honesty, fairness and integrity. Parker is committed to meeting its ethical obligations to customers and suppliers, fellow employees, shareholders and the public.

Equal Opportunity
Parker Hannifin Corporation is an affirmative action/equal opportunity employer that extends its commitment beyond equal opportunity and nondiscriminatory practices to take positive steps to create an inclusive, and empowered employee environment. We firmly believe that the dedicated talents of Parker's diverse worldwide employees represent our most important resource. We are committed to this philosophy and practice, and recognize its value and contribution to the continued growth and development of our Corporation.

Product Information
Parker Hannifin's North American and European customers seeking product information, the location of a nearby distributor or repair services will receive prompt attention by calling the Parker Information Center at our toll-free numbers: in North America, 1-800-C-PARKER (1-800-272-7537); in Europe, 00800-C-PARKER-H (00800-2727-5374).

Parker Hannifin Corporation:
6035 Parkland Boulevard,
Cleveland, Ohio 44124-4141
Telephone: (216) 896-3000

Internet Address:
www.parker.com

Stock Listing:
New York Stock Exchange. Ticker Symbol: PH

Annual Meeting
The 2002 Annual Meeting of Shareholders will be held on Wednesday, October 23, 2002, at Parker Hannifin Corporate Headquarters, 6035 Parkland Blvd., Mayfield Heights, Ohio 44124-4141, at 9:00 a.m. Eastern Daylight Time. Telephone (216) 896-2704.

Form 10-K
Shareholders may request a free copy of the Company's Annual Report to the Securities and Exchange Commission on Form 10-K by writing to the Secretary, Parker Hannifin Corporation, 6035 Parkland Blvd., Cleveland, Ohio 44124-4141.

Transfer Agent & Registrar
National City Bank, Department 5352, Corporate Trust Operations, P.O. Box 92301, Cleveland, Ohio 44193-0900. Telephone (800) 622-6757.

Dividend Reinvestment Plan
Parker Hannifin provides a Dividend Reinvestment Plan for its shareholders. Under the Plan, Parker pays all bank service charges and brokerage commissions. Supplemental cash payments are also an option. For information, contact:
National City Bank, Corporate Trust Administration,
P.O. Box 94946,
Cleveland, Ohio 44106-4946.
Telephone (800) 622-6757.

Certified Public Accountants
PricewaterhouseCoopers LLP, Cleveland, Ohio

Analyst Contact:
Timothy K. Pistell, Vice President and Treasurer.
Telephone (216) 896-2130.

Media Contact:
Lorrie Paul Crum, Vice President - Corporate Communications.
Telephone (216) 896-2750.

Special thanks for the following photo contributions: Cover photo, Don Snyder, Cleveland,Ohio. Lindbergh photo on page 1 courtesy of Warshaw Collection, Archives Center, National Museum of Natural History, Smithsonian Institution. Human Patient Simulator on page 8 from Medical Education Technologies, Inc. BattleBots photo on page 9 reprinted with permission by Photographer: Daniel Longmire © BattleBots Inc, 2002. All Rights Reserved.

Operating Management



Pictured Left to Right: Front Row: John Oelslager, President, Filtration Group; Lynn Cortright, President, Climate & Industrial Controls Group; Lee Banks, President, Instrumentation Group; Back Row: Nickolas Vande Steeg, Senior Vice President and Operating Officer; Heinz Droxner, President, Seal Group; Stephen Hayes, President, Aerospace Group; Ricardo Machado, President, Latin American Group.



Pictured Left to Right: Front Row: Dennis Sullivan, Executive Vice President; Jack Myslenski, Senior Vice President and Operating Officer; Thomas Mackie, President, Fluid Connectors Group; Back Row: Joseph Vicic, President, Asia Pacific Group; Robert Bond, President, Automation Group; Marwan Kashkoush, President, Hydraulics Group.

	AEROSPACE	AUTOMATION	CLIMATE & INDUSTRIAL CONTROLS	FILTRATION	FLUID CONNECTORS	HYDRAULICS	INSTRUMENTATION	SEAL
AGRICULTURE	○	◎	◎	◎	◎	◎	○	◎
AVIATION/AEROSPACE	◎	○	○	◎	◎	◎	○	◎
FOOD & BEVERAGE	○	◎	◎	◎	◎	◎	◎	◎
INDUSTRIAL MACHINERY	○	◎	◎	◎	◎	◎	○	◎
IN-PLANT AUTOMOTIVE	○	◎	◎	◎	◎	◎	◎	◎
MACHINE TOOL	○	◎	◎	◎	◎	◎	○	◎
MARINE	○	◎	◎	◎	◎	◎	○	◎
MEDICAL & BIO/PHARMACEUTICAL	○	◎	◎	◎	◎	◎	◎	◎
MOBILE	○	◎	◎	◎	◎	◎	○	◎
OIL & GAS	○	◎	◎	◎	◎	◎	◎	◎
PACKAGING	○	◎	○	◎	◎	◎	○	◎
POWER GENERATION & ENERGY	◎	◎	◎	◎	○	◎	◎	◎
PROCESS	○	◎	◎	◎	◎	◎	◎	◎
PULP & PAPER	○	◎	○	◎	◎	◎	◎	◎
REFRIGERATION, HEATING, & A/C	○	◎	◎	◎	◎	○	○	◎
SEMICONDUCTOR	○	◎	○	◎	◎	○	◎	◎
TELECOM/INFORMATION TECH	◎	◎	○	◎	○	○	○	◎
TRANSPORTATION	◎	◎	◎	◎	◎	◎	○	◎

Parker provides precision-engineered solutions for a wide variety of commercial, mobile, industrial and aerospace markets. We design and deliver optimal solutions encompassing fluid connectors, hydraulics, pneumatics, instrumentation, refrigeration, filters, electromechanical components and seals for motion and control.



FLUID CONNECTORS

THOMAS W. MACKIE
President

6035 Parkland Blvd.
Cleveland, Ohio 44124-4141
(216) 896-3000

- Construction machinery
- In-plant automotive
- Agriculture
- Transportation
- Aviation
- Mobile
- Machine tool
- Packaging
- Industrial machinery
- Oil & gas
- Medical & bio/pharmaceutical
- Refrigeration, heating, & a/c
- Food & beverage
- Marine

U.S., Canada, Mexico, Austria, United Kingdom, France, Germany, Netherlands, Venezuela, Poland, Australia, New Zealand, China, Brazil, South Africa, Thailand, South Korea, Czech Republic

- Rubber & thermoplastic hose
- Tube fittings & adapters
- Tubing & plastic fittings
- Brass fittings & valves
- Hose couplings
- Quick disconnects
- Check valves
- Expert systems
- Custom couplings & fittings



FLUID CONNECTORS

PHILIP B. STAMP
European Operations-Parker House
55 Maylands Avenue
Hemel Hempstead
Herts, HP2 4SJ England
(44) (1442) 458000



HYDRAULICS

MARWAN M. KASHKOUSH
President

6035 Parkland Blvd.
Cleveland, Ohio 44124-4141
(216) 896-3000

- Construction machinery
- Mobile
- Agriculture
- In-plant automotive
- Machine tool
- Industrial machinery
- Plastic machinery
- Marine
- Transportation
- Oil & gas
- Truck hydraulics

U.S., Canada, Mexico, Brazil, United Kingdom, France, Germany, Sweden, Italy, Australia, New Zealand, Austria, Japan

- Hydraulic cylinders
- Accumulators
- Rotary actuators
- Hydraulic valves
- Hydraulic motors & pumps
- Hydrostatic steering
- Power units
- Electrohydraulic systems
- Metering pumps
- Integrated hydraulic circuits
- Power take-offs



HYDRAULICS

RODERICK B. CLOUSE
European Operations-Parker House
55 Maylands Avenue
Hemel Hempstead
Herts, HP2 4SJ England
(44) (1442) 458000



INSTRUMENTATION

LEE C. BANKS
President

6035 Parkland Blvd.
Cleveland, Ohio 44124-4141
(216) 896-3000

- Power generation & energy
- Oil & gas
- Process
- Semiconductor
- Medical & bio/pharmaceutical
- Pulp & paper
- Marine

U.S., Canada, United Kingdom, France, Germany, Brazil, Japan

- Instrumentation fittings
- Ultra-high-purity fittings, valves & gaskets
- Ball, plug, needle, check & manifold valves
- Diaphragm & bellows valves
- PFA & PTFE fittings, valves, pumps, regulators, pipe & tubing
- Regulators & transducers
- CGA cylinder connections
- Miniature solenoid valves & manifolds
- Quick connects & hose products





SEAL

HEINZ DROXNER
President

14300 Alton Parkway
Irvine, California 92618-1898
(949) 833-3000

- Aviation
- Food & beverage
- Mobile
- Semiconductor
- Chemical processing
- Telecommunications
- Information technology
- Industrial machinery
- Medical & bio/pharmaceutical
- Agriculture
- Machine tool
- Oil & gas
- Transportation
- Marine
- Military

U.S., Canada, Mexico, Denmark, United Kingdom, France, Germany, Italy, Czech Republic, Argentina, Brazil, China

- Elastomeric O-rings
- Homogeneous & inserted elastomeric shapes & diaphragms
- Metal & plastic retained composite seals
- Polymeric & plastic dynamic seals
- Rubber & plastic boots/bellows
- Extruded & precision-cut/fabricated elastomeric seals
- Thermoplastic engineered seals
- EMI shielding/grounding devices
- Thermal management products



SEAL

KLAUS GEISSLER
European Operations
Parker Hannifin GmbH
StuiFenstr. 55
Pleidelsheim, D-74385, Germany
(49) (7144) 2060

Aerospace & Industrial Segments



AEROSPACE

STEPHEN L. HAYES
President

14300 Alton Parkway
Irvine, California 92618-1898
(949) 833-3000

Markets

- ▷ Commercial transports
- ▷ Military aircraft and missiles
- ▷ Regional transports
- ▷ General aviation
- ▷ Business aircraft
- ▷ Helicopters
- ▷ Engines
- ▷ Power generation & energy
- ▷ Information technology

Products & Facilities

U.S., Germany, France, United Kingdom, Canada, Mexico, Japan, Singapore, China, Brazil, Malaysia

- ▷ Flight control actuation
- ▷ Thrust-reverse actuation
- ▷ Electrohydraulic servovalves
- ▷ Hydraulic systems & components
- ▷ Pumps
- ▷ Fuel systems & components
- ▷ Pneumatic controls & components
- ▷ Heat exchangers
- ▷ Fluid metering delivery & atomization devices
- ▷ Wheels & brakes





AUTOMATION

ROBERT W. BOND
President

6035 Parkland Blvd.
Cleveland, Ohio 44124-4141
(216) 896-3000

Markets

- ► Industrial machinery
- ► Life sciences
- ► Semiconductor
- ► Machine tool
- ► Information technology
- ► Pulp & paper
- ► Process
- ► Packaging
- ► In-plant automotive
- ► Food & beverage
- ► Transportation

Products & Facilities

U.S., Canada, Mexico, Brazil, United Kingdom, France, Germany, Sweden, Netherlands, Spain, South Korea, Italy, Japan, Australia

- ► Pneumatic valves
- ► Linear motors
- ► Air preparation units
- ► Stepper & servo drives, controls
- ► Multi-axis positioning tables
- ► Electric & pneumatic actuators
- ► Structural extrusions
- ► Vacuum products
- ► Pneumatic logic
- ► Human-machine interface
- ► Gantry robots





CLIMATE & INDUSTRIAL CONTROLS

LYNN M. CORTRIGHT
President

6035 Parkland Blvd.
Cleveland, Ohio 44124-4141
(216) 896-3000

Markets

- ► Appliances
- ► Refrigeration, heating & a/c
- ► Oil & gas
- ► Process
- ► Food & beverage
- ► Mobile
- ► Agriculture
- ► Power generation & energy
- ► Transportation
- ► Machine tool
- ► Marine
- ► Industrial machinery
- ► Medical

Products & Facilities

U.S., Canada, Mexico, Italy, United Kingdom, Germany, South Korea, Brazil, Switzerland, Czech Republic, Japan, France

- ► Thermostatic & electronic expansion valves
- ► Refrigeration & general-purpose solenoid valves
- ► Flow controls
- ► Pressure regulators
- ► Accumulators, filter dryers & receivers
- ► Check, ball, shut-off & service valves
- ► Spun copper components
- ► Process control valves
- ► Gerotors
- ► Hose & hose assemblies





FILTRATION

JOHN K. OELSLAGER
President

6035 Parkland Blvd.
Cleveland, Ohio 44124-4141
(216) 896-3000

Markets

- ► Industrial machinery
- ► Process
- ► Mobile
- ► Marine
- ► Aviation
- ► Oil & gas
- ► Semiconductor
- ► Medical & bio/pharmaceutical
- ► Pulp & paper
- ► Power generation & energy
- ► Agriculture
- ► Machine tool
- ► In-plant automotive
- ► Transportation

Products & Facilities

U.S., United Kingdom, Australia, Netherlands, France, Germany, Finland, Brazil, Korea

- ► Hydraulic, lubrication & coolant filters
- ► Process, chemical & microfiltration filters
- ► Compressed air & gas purification filters
- ► Lube oil & fuel filters
- ► Fuel-conditioning systems
- ► Fuel filters/water separators
- ► Condition monitoring
- ► Aviation fuel filters
- ► Analytical gas generators
- ► Compressed air separation sys



REGIONAL OPERATIONS/ PRESIDENTS

ASIA PACIFIC
JOSEPH J. VICIC
Parker Hannifin Hong Kong Ltd.
8/F King Yip Plaza
9 Cheung Yee Street
Cheung Sha Wan
Kowloon, Hong Kong
(852) 2428-8008

LATIN AMERICAN
A. RICARDO MACHADO
Parker Hannifin
Industria e Comercio Ltda.
Av. Lucas Nogueira Garcez 2181
Jacarei, SP
Brazil 12300-000
(55) (12) 3954-5100

PH
LISTED
NYSE



Parker

Parker Hannifin Corporation

6035 Parkland Boulevard
Cleveland, Ohio 44124-4141
216.896.3000
www.parker.com

The Global Leader in Motion & Control Technologies